NEWCASTLE INVESTMENT CORP.

2004 ANNUAL REPORT

financial highlights

(in thousands except per share data)

OPERATING DATA	
Interest income	$ 226,674
Other income	41,429
Interest expense	138,847
Other expenses	34,859
Income from continuing operations	94,397
Income (loss) from discontinued operations	4,018
Net income	98,415
Preferred dividends	(6,094)
Income available for common stockholders	$ 92,321
Net income per share of common stock, diluted	$ 2.46
Income from continuing operations per share of common stock, after preferred dividends, diluted	$ 2.35
Funds from operations (FFO)[(A)]	$ 86,201
FFO per share of common stock, diluted[(A)]	$ 2.30
Weighted average number of shares of common stock outstanding, diluted	37,558
BALANCE SHEET DATA	
Real estate securities, available for sale	$3,369,496
Real estate related loans, net	$ 591,890
Residential mortgage loans, net	$ 654,784
Operating real estate, net	$ 57,193
Total assets	$4,932,720
Debt obligations	$4,021,396
Preferred stock	$ 62,500
Common stockholders' equity	$ 734,215
SUPPLEMENTAL BALANCE SHEET DATA	
Weighted average credit rating of real estate securities and real estate related loans portfolio	BBB–
Common shares outstanding	39,859
Book value per share of common stock	$ 18.42
STOCK PERFORMANCE DATA	
Closing share price on December 31, 2003	$ 27.10
Closing share price on December 31, 2004	$ 31.78
Closing share price on March 31, 2005	$ 29.60
Dividends declared for the year ended December 31, 2004	$ 2.425
Dividends declared for the quarter ended March 31, 2005, annualized	$ 2.500

(A) We believe Funds from Operations (FFO) is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.


NCT
181.1%
Morgan Stanley
REIT Index
94.9%
Russell 2000
93.8%
NASDAQ
87.0%
NAREIT
(mortgage)
74.5%
NAREIT
70.2%
S&P 500
50.8%

Total Return
IPO to December 31, 2004

NCT
LISTED
NYSE

NEWCASTLE INVESTMENT CORP. (NYSE: NCT) is a publicly traded real estate investment and finance company that invests in real estate securities and other real estate-related assets. The Company seeks to deliver stable dividends and attractive risk-adjusted returns to stockholders through prudent asset selection and the use of innovative financing structures, which reduce interest rate and financing risks.

letter to our shareholders

2004 was another strong year for Newcastle. Our business grew and prospered at every level—funds from operations, net income and dividends all increased markedly from last year. Our capital base grew—book value increased 21% from $15.20 per share to $18.42 per share. Our market capitalization grew to $1.3 billion, a 49% increase since 2003.

Newcastle's business plan is guided by basic fundamental principles—build long-term shareholder value by consistently delivering steady returns and stable and growing dividends to shareholders. Since our inception, we have grown our annualized dividend from $1.60 to $2.50 per share and have consistently delivered mid-teens returns on equity quarter after quarter.

Newcastle's core business is to invest in a portfolio of real estate debt securities and loans. As the business has grown, our portfolio has become increasingly diversified. Our securities and loan portfolio ended the year at $3.8 billion, comprised of 455 securities and loans with an average investment size of approximately $8 million, up from $2.4 billion one year ago. Our portfolio is not only one of the most diversified in the industry but we also have a terrific track record, with no defaults experienced in any of our investments to date.

TOTAL ASSETS
($ in billions)


$5
$4
$3
$2
$1
$0
$1.6
$2.1
$2.3
$2.8
$3.5
$4.1
$4.2
$4.7
$4.9
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03
Mar '04
Jun '04
Sep '04
Dec '04

206%

Our assets have grown by 206% over the last 24 months.

Since our business is a "net spread" business, we are always focused on the most efficient cost of financing. Our goal is to secure match funded financing which minimizes our interest rate and refinancing risks. As a result of our investment and financing philosophies, the exposure of our earnings to changes in interest rates is quite low. In fact, an increase in interest rates would result in a positive change in earnings. So long as our portfolio continues to perform from a credit standpoint, we expect to be able to pay a stable dividend even in a much higher interest rate environment.

As we begin 2005, we continue to see significant investment opportunities. Here in the U.S., the capital markets have become the dominant financier of commercial real estate. CMBS domestic new issuance in 2004 was $93 billion, up over 19% from 2003. REIT debt new issuance was $16 billion for the year, up over 60% from the prior year. Overall credit spreads remain tight, but so long as the new issuance markets stay active, we expect to see a continued supply of new investment opportunities.

We remain focused on the Company's growth and continued development in our business. As we look ahead, the cornerstones of our business are unchanged—invest in a highly diversified real estate related debt portfolio, take modest credit risk, employ match funded financing structures and stay nimble to our ever-changing market environment.

We are excited about the coming years. Thank you for your support and commitment.

WESLEY R. EDENS
Chairman and Chief Executive Officer

ASSET TYPE


CMBS 44%
REIT 20%
ABS 16%
B-Notes/Mezz 10%
Bank & Real Estate Debt 5%
Agency RMBS 5%

invest

What Does Newcastle Own?

Newcastle ended the year with a $4.9 billion diversified investment portfolio. As of December 31, 2004, the Company primarily owns:

- Real Estate Securities—commercial mortgage backed securities (CMBS), senior unsecured REIT debt issued by property REITs, real estate related asset backed securities (ABS) and agency residential mortgage backed securities (RMBS).
  75% of our assets
- Real Estate Related Loans—B-notes, mezzanine loans, bank loans and real estate loans.
  9% of our assets
- Operating Real Estate—direct and indirect interests in operating real estate.
  2% of our assets
- Residential Mortgage Loans—residential mortgage loans, including manufactured housing loans.
  13% of our assets

What Does It Mean to Own a Highly Diversified Investment Portfolio?

Fundamental to our investment philosophy is diversification as a means to minimize the risk of capital loss as well as to enhance our financing terms. Newcastle's $3.8 billion real estate securities and related loan portfolio, which represents 84% of our total assets, consists of 455 different securities and loans. The average investment size in the securities and related loan portfolio is $8 million and our largest single investment is $87 million. Newcastle's diversified portfolio generates a secure and stable income stream that will continue to benefit from diversification as we make new investments.

Credit Spreads Have Been Tightening, What Does That Mean to Newcastle?

Credit spreads are highly relevant to our business since Newcastle is a "net spread" business. That means we earn income based on the spread between the yield on our investments and the cost of our borrowings.

Since a significant portion of our portfolio is match funded and "locked-in," we will continue to benefit from the net spread earned on those investments regardless of changes in credit spreads.

For new investments, asset spread tightening needs to be accompanied by liability spread tightening in order to achieve our targeted returns. In Newcastle's case, while credit spreads on real estate securities tightened in 2004, we were able to tighten the spreads on our liabilities. Newcastle was able to invest $250 million of capital in 2004 at net returns similar to our historical net returns.

Newcastle's 2004 FFO return on average invested common equity was 15.8%,(1) only modestly lower than 16.4% in 2003.

(1) Return excluding the reversal of accumulated depreciation from the sale of certain real estate properties.

INVEST

Diversified Portfolio

Our primary investment objective is to acquire a highly diversified portfolio of investments secured by real estate that has moderate credit risk and sufficient liquidity. Fundamental to our investment philosophy is diversification as a means to minimize the risk of capital loss as well as to enhance our financing terms. We buy real estate securities, real estate related loans, operating real estate and residential mortgage loans.

MATCH FUND

Match Interest Rates and Maturities

MANAGE ASSETS

Ongoing Credit Surveillance

match fund

What Kind of Leverage Does Newcastle Utilize?

We finance our investments to increase returns to shareholders. The specific amount of debt is generally based upon asset type, credit rating and portfolio diversification. For example, we generally use more leverage on a higher rated pool of diverse securities than on lower rated pools. As of December 31, 2004, our debt to equity ratio was approximately 5 to 1. We utilize multiple forms of financing including collateralized bond obligations (CBOs), which represent 66% of our outstanding debt, other securitizations, and term financings, as well as short term financing in the form of repurchase agreements.

What Is Match Funded Financing?

Our financing strategy focuses on the use of match funded financing structures. This means that we seek to match the maturities of our financial obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our cash flow and earnings. In addition, we match fund interest rates with like-kind debt (i.e., fixed-rate assets are financed with fixed-rate debt, and floating rate assets are financed with floating rate debt), directly or through the use of hedges such as interest rate swaps and caps, or through a combination of these strategies.

EFFECT ON NET INCOME PER SHARE
FROM INCREASES IN INTEREST RATES



$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.02
$0.04
$0.06
$0.08
$0.10
+100
+200
+300
+400
+500
increases in rates (bps)

INVEST


Diversified Portfolio

MATCH FUND

For Newcastle,

- Approximately 75% of our investments, when measured by face amount, were match funded and
- Our real estate securities and real estate related loan portfolio and their respective liabilities had a weighted average life of 5.37 years and 5.72 years.


Match Interest Rates and Maturities
Maturity of Investments
Maturity of Financings
Type of Interest Received
Type of Interest Paid

MANAGE ASSETS


Ongoing Credit Surveillance

manage assets

What Is the Credit Quality of Newcastle's Investment Portfolio?

The majority of Newcastle's portfolio is invested in real estate securities and real estate related loans, representing 84% of our total assets. Our securities and related loan portfolio had an average credit quality of BBB– and 70% of these investments were rated investment grade.

How Does Newcastle Manage Credit Risk to Avoid Credit Losses?

Newcastle manages credit risk in three ways:

(1) Maintain a diversified portfolio;

(2) Buy moderately credit sensitive investments with first loss credit protection; and

(3) Actively manage the portfolio.

As previously mentioned, Newcastle's real estate securities and related loan portfolio consists of 455 different securities and loans which are broadly diversified by issuer, asset type, industry and geography.

We target investments that are generally rated or have an implied rating of A to BB with first loss credit protection. For example, our CMBS and ABS investments have approximately 10% first loss credit support. Credit support is the amount of subordinated interest in an asset that will absorb losses before our investment in such asset incurs any principal loss.

In order to minimize credit risk and maximize shareholder returns, we actively monitor the status of each individual investment in our portfolio. We are constantly updating the probability of receipt of interest and principal payments over the life of the investment. Our goal is to maintain a portfolio that generates relatively high and recurring income streams with a low probability of principal loss.

Key to our strategy is to utilize financing structures that offer us the flexibility to buy and sell certain investments to manage credit risk and, subject to limitations, to optimize returns over the term of the financing.


Ongoing Credit
Surveillance

selected financial data

(in thousands, except per share data)

The following table sets forth certain selected operating information on a historical basis. As such, it includes the historical results of operations of the assets and liabilities distributed to Newcastle Investment Holdings which are not part of our continuing operations, and therefore the information set forth for periods prior to the commencement of our operations in July 2002 is not indicative of our ongoing operations.

The selected historical consolidated financial information set forth below as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 has been derived from our audited historical consolidated financial statements.

The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included in this annual report.

	Year Ended December 31,				
	2004	2003	2002 (2)	2001 (1)	2000 (1)
OPERATING DATA					
Revenues					
Interest income	$ 226,674	$ 134,672	$ 73,214	$ 48,806	$ 51,531
Other income	31,472	29,382	28,161	59,921	44,197
	258,146	164,054	101,375	108,727	95,728
Expenses					
Interest expense	138,847	79,084	46,375	32,550	33,986
Other expense	34,859	27,055	23,605	42,249	27,601
	173,706	106,139	69,980	74,799	61,587
Equity in earnings (losses) of unconsolidated subsidiaries	12,465	862	362	2,807	(980)
Income taxes on related taxable subsidiaries	(2,508)	—	—	—	—
Income from continuing operations	94,397	58,777	31,757	36,735	33,161
Income (loss) from discontinued operations	4,018	(2,659)	(262)	6,936	9,699
Net income	98,415	56,118	31,495	43,671	42,860
Preferred dividends and related accretion	(6,094)	(4,773)	(1,162)	(2,540)	(2,084)
Income available for common stockholders	$ 92,321	$ 51,345	$ 30,333	$ 41,131	$ 40,776
Net income per share of common stock, diluted	$ 2.46	$ 1.96	$ 1.68	$ 2.49	$ 2.16
Income from continuing operations per share of common stock, after preferred dividends and related accretion, diluted	$ 2.35	$ 2.06	$ 1.69	$ 2.07	$ 1.64
Weighted average number of shares of common stock outstanding, diluted	37,558	26,141	18,090	16,493	18,892
Dividends declared per share of common stock	$ 2.425	$ 1.950	$ 2.050	$ 2.000	$ 1.500

(1) Represents the operations of our predecessor.

(2) Includes the operations of our predecessor through the date of commencement of our operations, July 12, 2002.

	As of December 31,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA					
Real estate securities, available for sale	**$ 3,369,496**	$ 2,192,727	$1,025,010	$ 501,509	$ 550,220
Real estate related loans, net	**591,890**	402,784	26,417	20,662	106,957
Residential mortgage loans, net	**654,784**	586,237	258,198	—	—
Operating real estate, net	**57,193**	102,995	113,652	524,834	540,539
Cash and cash equivalents	**37,911**	60,403	45,463	31,360	10,575
Total assets	**4,932,720**	3,550,299	1,574,828	1,262,509	1,331,671
Debt	**4,021,396**	2,924,552	1,217,007	897,390	975,656
Stockholders' equity	**796,715**	539,363	284,241	310,545	300,655
SUPPLEMENTAL BALANCE SHEET DATA					
Common shares outstanding	**39,859**	31,375	23,489	16,489	16,500
Book value per share of common stock, subsequent to initial public offering	**$ 18.42**	$ 15.20	$ 12.10	N/A	N/A

	Year Ended December 31,				
	2004	2003	2002	2001	2000
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	**$ 77,890**	$ 37,592	$ 21,557	$ 34,448	$ 24,823
Investing activities	**$(1,319,699)**	$(1,652,682)	$ (682,691)	$ 106,053	$ 151,632
Financing activities	**$ 1,219,317**	$ 1,630,030	$ 675,237	$ (119,716)	$ (180,225)
Funds from operations (FFO)[1]	**$ 86,201**	$ 54,380	$ 37,633	$ 48,264	$ 53,523

(1) We believe FFO is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
CALCULATION OF FUNDS FROM OPERATIONS (FFO)					
Income available for common stockholders	**$ 92,321**	$ 51,345	$ 30,333	$ 41,131	$ 40,776
Operating real estate depreciation	**2,199**	3,035	7,994	12,909	12,621
Accumulated depreciation on operating real estate sold	**(8,319)**	—	(2,847)	—	—
Other—Fund I[1]	—	—	2,153	(5,776)	126
Funds from operations (FFO)	**$ 86,201**	$ 54,380	$ 37,633	$ 48,264	$ 53,523

(1) Related to an investment retained by our predecessor.

management's discussion and analysis of financial condition and results of operations

The following should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report.

GENERAL

We own a diversified portfolio of moderately credit sensitive real estate debt investments including securities and loans.

Our portfolio of real estate securities includes commercial mortgage backed securities (CMBS), senior unsecured debt issued by property REITs, real estate related asset backed securities (ABS) and agency residential mortgage backed securities (RMBS). Mortgage backed securities are interests in or obligations secured by pools of mortgage loans. We generally target investments rated A through BB, except for our agency RMBS which are generally considered AAA rated. We also own, directly and indirectly, interests in loans and pools of loans, including real estate related loans, commercial mortgage loans, residential mortgage loans and manufactured housing loans. We also own, directly and indirectly, interests in operating real estate.

We employ leverage in order to achieve our return objectives. We do not have a predetermined target debt to equity ratio as we believe the appropriate leverage for the particular assets we are financing depends on the credit quality of those assets. As of December 31, 2004, our debt to equity ratio was approximately 5.0 to 1. We maintain access to a broad array of capital resources in an effort to insulate our business from potential fluctuations in the availability of capital. We utilize multiple forms of financing including collateralized bond obligations (CBOs), other securitizations, and term loans, as well as short-term financing in the form of repurchase agreements.

We seek to match-fund our investments with respect to interest rates and maturities in order to minimize the impact of interest rate fluctuations on earnings and reduce the risk of refinancing our liabilities prior to the maturity of the investments. We seek to finance a substantial portion of our real estate securities and loans through the issuance of debt securities in the form of collateralized bond obligations, known as CBOs, which are obligations issued in multiple classes secured by an underlying portfolio of securities. Our CBO financings offer us the structural flexibility to buy and sell certain investments to manage risk and, subject to certain limitations, to optimize returns.

Our objective is to maximize the difference between the yield on our investments and the cost of financing these investments while hedging our interest rate risk. We emphasize asset quality, liquidity, diversification, match-funded financing and credit risk management.

We were formed in June 2002 as a subsidiary of Newcastle Investment Holdings Corp. (referred to herein as Holdings). Prior to our initial public offering, Holdings contributed to us certain assets and liabilities in exchange for approximately 16.5 million shares of our common stock. For accounting purposes, this transaction is presented as a reverse spin-off, whereby Newcastle Investment Corp. is treated as the continuing entity and the assets that were retained by Holdings and not contributed to us are accounted for as if they were distributed at their historical book basis through a spin-off to Holdings. Our operations commenced in July 2002. In May 2003, Holdings distributed to its stockholders all of the shares of our common stock that it held, and it no longer owns any of our common equity. As of December 31, 2004, approximately 2.3 million of such shares were held by an affiliate of our manager, and its principals. In addition, an affiliate of our manager held options to purchase approximately 1.5 million shares of our common stock at December 31, 2004.

The analysis in this section treats us as the successor to Holdings and therefore includes historical information, through the date of the commencement of our operations, regarding operations of Holdings which were distributed to them and therefore are unrelated to our ongoing operations. Transactions completed by Holdings related to investments retained by Holdings (not contributed to us) are referred to as being completed by our predecessor.

The following table presents information on shares of our common stock issued since our formation:

Year	Shares Issued	Range of Issue Prices(1)	Net Proceeds (millions)
Formation	16,488,517	N/A	N/A
2002	7,000,000	$13.00	$ 80.0
2003	7,886,316	$20.35–$22.85	$163.4
2004	8,484,648	$26.30–$31.40	$224.3
December 31, 2004	**39,859,481**		
January 2005	3,879,000	$29.60	$105.4

(1) Excludes shares issued pursuant to the exercise of options and shares issued to our independent directors.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our income that is distributed to stockholders if we distribute at least 90% of our REIT taxable income to our stockholders by prescribed dates and comply with various other requirements.

We conduct our business by investing in three primary business segments: (i) real estate securities and real estate related loans, (ii) operating real estate and (iii) residential mortgage loans. We have retroactively combined two business segments which were previously reported separately: real estate securities and real estate related loans. Management no longer reviews disaggregated, discrete financial information on these two investment categories since, among other reasons, they are cross-financed and share common credit risk characteristics. Holdings, our predecessor, conducted its business through three primary segments: (1) real estate securities and real estate related loans, (2) operating real estate, primarily credit leased operating real estate and (3) its investment in Fortress Investment Fund LLC ("Fund I"). Holdings' investments in real estate securities and a portion of its investments in operating real estate were contributed to us. The operating real estate and real estate related loans distributed to Holdings have been treated as discontinued operations, because they constituted a component of an entity, while the other operations distributed to Holdings, including the investment in Fund I, have not been treated as such, because they did not constitute a component of an entity as defined in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

In addition to certain of the investments distributed to Holdings as described above, our discontinued operations include the operations of properties which have been sold or classified as Real Estate Held for Sale pursuant to SFAS No. 144. For more information on these properties, see Note 6 of our consolidated financial statements which appear in this annual report.

Revenues attributable to each segment are disclosed below (unaudited) (in thousands).

For the Year Ended	Real Estate Securities and Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Fund I	Unallocated	Total
December 31, 2004	**$225,236**	**$13,222**	**$19,135**	**$ —**	**$553**	**$258,146**
December 31, 2003	$134,348	$16,234	$12,892	$ —	$580	$164,054
December 31, 2002	$ 83,259	$13,116	$ 1,281	$3,287	$432	$101,375

TAXATION

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), and we intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet various tax law requirements, including, among others, requirements relating to the sources of our income, the nature of our assets, the composition of our stockholders, and the timing and amount of distributions that we make.

As a REIT, we will generally not be subject to U.S. federal corporate income tax on our net income that is currently distributed to stockholders. We may, however, nevertheless be subject to certain state, local and foreign income and other taxes, and to U.S. federal income and excise taxes and penalties in certain situations, including taxes on our undistributed income. In addition, our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which they or we transact business or reside. The state, local and foreign tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment.

If, in any taxable year, we fail to satisfy one or more of the various tax law requirements, we could fail to qualify as a REIT. In addition, if Holdings failed to qualify as a REIT and we are treated as a successor to Holdings, this could cause us to likewise fail to qualify as a REIT. If we fail to qualify as a REIT for a particular tax year, our income in that year would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), and we may need to borrow funds or liquidate certain investments in order to pay the applicable tax, and we would not be compelled by the Code to make distributions. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other developments may cause us to fail to qualify as a REIT, or may cause our board of directors to revoke the REIT election.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. A summary of our significant accounting policies is presented in Note 2 to our consolidated financial statements, which appear in this annual report. The following is a summary of our accounting policies that are most effected by judgments, estimates and assumptions.

Variable Interest Entities

In December 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which became effective in the first quarter of 2004, clarified the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests.

We have historically consolidated our existing CBO transactions (the "CBO Entities) because we own the entire equity interest in each of them, representing a substantial portion of their capitalization, and we control the management and resolution of their assets. We have determined that certain of the CBO Entities are VIEs and that we are the primary beneficiary of each of these VIEs and will therefore continue to consolidate them. We have also determined that the application of FIN 46R did not result in a change in our accounting for any other entities which were previously consolidated. However, it did cause us to consolidate one entity which was previously not consolidated, ICH CMO, as described below under "Liquidity and Capital Resources." We will continue to analyze future CBO entities, as well as other investments, pursuant to the requirements of FIN 46R. These analyses require considerable judgment in determining the primary beneficiary of a VIE since they involve subjective probability weighting of subjectively determined possible cash flow scenarios. The result could be the consolidation of an entity acquired or formed in the future that would otherwise not have been consolidated or the non-consolidation of such an entity that would otherwise have been consolidated.

Valuation and Impairment of Securities

We have classified our real estate securities as available for sale. As such, they are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income. Fair value is based primarily upon broker quotations, as well as counterparty quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and credit spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in our book equity. We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other than temporary and, accordingly, write the impaired security down to its value through earnings. For example, a decline in value is deemed to be other than temporary if it is probable that we will be unable to collect all amounts due according to the contractual terms of a security which was not impaired at acquisition. Temporary declines in value generally result from changes in market factors, such as market interest rates and credit spreads, or from certain macroeconomic events, including market disruptions and supply changes, which do not directly impact our ability to collect amounts contractually due. Significant judgment is required in this analysis. To date, no such write-downs have been made.

Revenue Recognition on Securities

Income on these securities is recognized using a level yield methodology based upon a number of assumptions that are subject to uncertainties and contingencies. Such assumptions include the expected disposal date of such security and the rate and timing of principal and interest receipts (which may be subject to prepayments, delinquencies and defaults). These uncertainties and contingencies are difficult to predict and are subject to future events, and economic and market conditions, which may alter the assumptions.

Valuation of Derivatives

Similarly, our derivative instruments are carried at fair value pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Fair value is based on counterparty quotations. To the extent they qualify as hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income; otherwise, they are reported as a component of current income. Fair values of such derivatives are subject to significant variability based on many of the same factors as the securities discussed above. The results of such variability could be a significant increase or decrease in our book equity and/or earnings.

Impairment of Loans

We purchase, directly and indirectly, real estate related, commercial mortgage and residential mortgage loans, including manufactured housing loans, to be held for investment. We must periodically evaluate each of these loans or loan pools for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan, or, for loans acquired at a discount for credit losses, when it is deemed probable that we will be unable to collect as anticipated. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. In 2003, a loss allowance of $0.1 million was recorded with respect to the residential mortgage loans in our portfolio. No other loan impairments have been recorded to date.

Revenue Recognition on Loans

Income on these loans is recognized similarly to that on our securities and is subject to similar uncertainties and contingencies.

Impairment of Operating Real Estate

We own operating real estate held for investment. We review our operating real estate for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon determination of impairment, we would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down. To date, we have determined that no write-downs have been necessary on the operating real estate in our portfolio. In addition, when operating real estate is classified as held for sale, it must be recorded at the lower of its carrying amount or fair value less costs of sale. Significant judgment is required in determining the fair value of such properties. In December 2003, we classified five properties as held for sale and recorded a loss of $1.5 million; these properties were sold in June 2004. In March 2004, we classified one property as held for sale, which did not result in a loss; this property was still held at December 31, 2004. In December 2004, we sold two properties at a gain of $5.3 million. In January 2005, we classified one property as held for sale, which did not result in a loss.

RESULTS OF OPERATIONS

Our independent operations commenced in July 2002 and our initial public offering was completed in October 2002. In addition, we had one offering of preferred stock and two offerings of common stock during 2003 as well as three offerings of common stock in 2004. These events resulted in additional capital being deployed to our investments which, in turn, resulted in changes to our results of operations. Furthermore, the results of operations described below include the operations of our predecessor through July 12, 2002, the date of the commencement of our operations. Therefore, many items discussed below prior to such date will not have a continuing impact on our operations.

The following table summarizes the changes in our results of operations from year-to-year (dollars in thousands):

	Year-to-Year Increase (Decrease)		Year-to-Year Percent Change		Explanation	
	2004/2003	2003/2002	2004/2003	2003/2002	2004/2003	2003/2002
Interest income	$92,002	$61,458	68.3%	83.9%	(1)	(1)
Rental and escalation income	(2,701)	2,683	(16.7)%	19.8%	(2)	(2)
Gain on settlement of investments	4,791	1,790	36.4%	15.7%	(3)	(3)
Management fee from affiliate	—	(4,470)	—	N/A	(4)	(4)
Incentive income from affiliate	—	1,218	—	N/A	(4)	(4)
Interest expense	59,763	32,709	75.6%	70.5%	(1)	(1)
Property operating expense	(538)	891	(6.9)%	12.9%	(2)	(2)
Loan and security servicing expense	903	1,499	41.9%	228.9%	(1)	(1)
General and administrative expense	1,444	838	45.2%	35.6%	(5)	(5)
Management fee to affiliate	4,152	(2,782)	64.2%	(30.1)%	(6)	(6)
Incentive compensation to affiliate	1,733	3,370	27.8%	118.0%	(6)	(6)
Depreciation and amortization	110	(366)	9.2%	(23.5)%	(7)	(7)
Equity in earnings of unconsolidated subsidiaries	9,095	500	1,055.1%	138.1%	(8)	(8)
Income from continuing operations	$35,620	$27,020	60.6%	85.1%		

(1) Changes in interest income and expense are primarily due to our acquisition of interest-bearing assets and related financings, as follows:

	Year-to-Year Increase (Decrease)			
	Interest Income		Interest Expense	
	2004/2003	2003/2002	2004/2003	2003/2002
Real estate security and loan portfolios[A]	$43,682	$41,551	$31,856	$28,039
ABS—manufactured housing portfolio	14,211	733	4,824	205
Residential mortgage loan portfolio	7,113	11,004	4,701	5,504
ICH CMO loan portfolio	13,870	4,988	11,878	4,074
Other real estate related loans	9,332	593	3,528	230
Other	3,794	2,589	2,976	(5,343)
	$92,002	$61,458	$59,763	$32,709

(A) Represents our second through our sixth CBO financings and the acquisition of the related collateral.

Changes in loan and security servicing expense are also primarily due to these acquisitions.

(2) These changes are primarily the result of the effect of the sale of certain properties and the termination of a lease, offset by foreign currency fluctuations.

(3) These changes are primarily a result of the volume of sales of real estate securities. Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors.

(4) These items relate to our predecessor's investment in Fund I, prior to its distribution to Holdings.

(5) The increases in general and administrative expense are primarily a result of our increased size, resulting from our equity issuances during this period, as well as due to increased professional fees related to our compliance with the Sarbanes-Oxley Act of 2002.

(6) Excluding management fees and incentive compensation which were passed through our predecessor to our manager and which related to our predecessor's investment in Fund I, the changes in management fees and incentive compensation were as follows:

	Year-to-Year Increase (Decrease)	
	2004/2003	2003/2002
Management fee to affiliate	$4,152	$1,688
Incentive compensation to affiliate	$1,733	$2,761

The increases in management fees are a result of our increased size resulting from our equity issuances during these periods. The increases in incentive compensation are primarily a result of our increased earnings.

(7) The 2003/2002 decrease in depreciation and amortization is primarily the result of the distribution of depreciable assets to Holdings. The 2004/2003 increase is primarily due to foreign currency fluctuations.

(8) The increase in earnings from unconsolidated subsidiaries are primarily a result of our late 2003 acquisition of an interest in an LLC which owns a portfolio of real estate related loans and our early 2004 acquisition of an interest in an LLC which owns a portfolio of convenience and retail gas stores. Note that the amounts shown are net of income taxes on related taxable subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, and other general business needs. Additionally, to maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT taxable income. Our primary sources of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. Our debt obligations are generally secured directly by our investment assets.

We expect that our cash on hand and our cash flow provided by operations will satisfy our liquidity needs with respect to our current investment portfolio over the next twelve months. However, we currently expect to seek additional capital in order to grow our investment portfolio. We have an effective shelf registration statement with the SEC which allows us to issue various types of securities, such as common stock, preferred stock, depository shares, debt securities and warrants, from time to time, up to an aggregate of $750 million, of which approximately $448 million remained available as of December 31, 2004.

We expect to meet our long-term liquidity requirements, specifically the repayment of our debt obligations, through additional borrowings and the liquidation or refinancing of our assets at maturity. We believe that the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario. Our ability to meet our long-term liquidity requirements relating to capital required for the growth of our investment portfolio is subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors' and lenders' policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities. We maintain access to a broad array of capital resources in an effort to insulate our business from potential fluctuations in the availability of capital.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our core business strategy is dependent upon our ability to finance our real estate securities and other real estate related assets with match-funded debt at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted.

We expect to meet our short-term liquidity requirements generally through our cash flow provided by operations, as well as investment specific borrowings. In addition, at December 31, 2004, we had an unrestricted cash balance of $37.9 million. Our cash flow provided by operations differs from our net income due to four primary factors: (i) accretion of discount or premium on our real estate securities and loans, discount on our debt obligations, deferred financing costs and interest rate cap premiums, and deferred hedge gains and losses, (ii) gains and losses from sales of assets financed with CBOs, (iii) depreciation of our operating real estate and (iv) straight-lined rental income. Proceeds from the sale of assets which serve as collateral for our CBO financings, including gains thereon, are required to be retained in the CBO structure until the related bonds are retired and are therefore not available to fund current cash needs.

Our match-funded investments are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to limited interest rate fluctuations. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below. Our remaining investments, financed with short-term repurchase agreements, are also subject to refinancing risk upon the maturity of the related debt. See "Debt Obligations" below.

With respect to our operating real estate, we expect to incur expenditures of approximately $0.5 million relating to tenant improvements in connection with the inception of leases and capital expenditures during the year ending December 31, 2005.

With respect to one of our real estate related loans, we were committed to fund up to an additional $22.7 million at December 31, 2004, subject to certain conditions to be met by the borrower.

Debt Obligations

The following table presents certain information regarding our debt obligations and related hedges as of December 31, 2004 (unaudited) (dollars in thousands):

Debt Obligation/Collateral	Month Issued	Current Face Amount	Carrying Value	Unhedged Weighted Average Funding Cost	Final Stated Maturity	Weighted Average Funding Cost[1]	Weighted Average Maturity (Years)	Face Amount of Floating Rate Debt	Collateral Carrying Value	Collateral Weighted Average Maturity (Years)	Face Amount of Floating Rate Collateral	Hedges Owned	Aggregate Notional Amount of Currently Effective Hedges
CBO Bonds Payable													
Real estate securities and loans	July 1999	$ 436,895	$ 432,893	4.08%[2]	July 2038	4.85%	4.21	$ 341,895	$ 587,861	6.04	$ —	Two swaps, one cap	$ 328,699
Real estate securities and loans	Apr. 2002	444,000	440,427	3.67%[2]	Apr. 2037	6.18%	5.38	372,000	505,927	6.16	84,733	One swap, one cap	290,000
Real estate securities and loans	Mar. 2003	472,000	467,905	3.68%[2]	Mar. 2038	4.45%	7.31	427,800	499,813	5.60	144,682	One swap, one cap	276,060
Real estate securities and loans	Sept. 2003	460,000	455,115	3.28%[2]	Sept. 2038	4.32%	7.87	442,500	497,524	4.93	233,990	One swap, one cap	192,500
Real estate securities and loans	Mar. 2004	414,000	410,018	3.31%[2]	Mar. 2039	3.85%	7.63	382,750	449,244	6.01	217,652	One swap	165,300
Real estate securities and loans	Sept. 2004	454,500	450,152	3.16%[2]	Sept. 2039	3.90%	8.20	442,500	499,867	6.46	252,886	One swap	189,373
		2,681,395	2,656,510			4.59%	6.78	2,409,445	3,040,236	5.87	933,943		1,441,932
Other Bonds Payable													
Bell Canada portfolio[3]	Apr. 2002	42,885	42,422	7.02%	Apr. 2012	7.02%	1.43	—	57,193	N/A	—	None	—
ICH CMO loans[4]	[4]	179,844	179,844	6.61%[2]	Aug. 2030	6.61%	2.79	3,684	202,674	2.86	3,684	None	—
		222,729	222,266			6.69%	2.53	3,684	259,867		3,684		—
Notes Payable													
Real estate related loan	Nov. 2003	67,523	67,523	LIBOR+1.50%	Nov. 2006	3.92%	1.64	67,523	83,909	1.64	83,909	None	—
Real estate related loan[5]	Feb. 2004	40,000	40,000	LIBOR+1.50%	Feb. 2005	4.26%	0.17	40,000	50,000	2.13	50,000	None	—
Residential mortgage loans[6]	Nov. 2004	544,477	544,477	LIBOR+0.15%	Nov. 2007	2.46%	2.10	544,477	583,922	3.76	575,759	None	—
		652,000	652,000			2.72%	1.93	652,000	717,831	3.40	709,668		—
Repurchase Agreements[6]													
Residential mortgage loans[7]	Rolling	67,382	67,382	LIBOR+0.43%	Mar. 2005	2.99%	0.25	67,382	70,862	4.49	69,622	None	—
ABS—manufactured housing[8]	Rolling	103,738	103,738	LIBOR+0.64%	Mar. 2005	4.29%	0.17	103,738	146,309	5.11	—	Eight swaps	95,700
Agency RMBS[9]	Rolling	195,754	195,754	LIBOR+0.13%	Jan. 2005	3.81%	0.08	195,754	201,528	3.35	—	Three swaps	195,409
Real estate securities	Rolling	67,471	67,471	LIBOR+0.61%	Oct. 2005	3.29%	0.22	67,471	91,771	3.73	32,609	Two swaps	21,295
Real estate related loans[10]	Rolling	56,275	56,275	LIBOR+0.95%	Oct. 2005	3.34%	0.69	56,275	73,500	1.87	73,500	None	—
		490,620	490,620			3.67%	0.21	490,620	583,970	3.80	175,731		312,404
Total debt obligations		$4,046,744	$4,021,396			4.29%	4.97	$3,555,749	$4,601,904		$1,823,026		$1,754,336

(1) Including the effect of applicable hedges.
(2) Weighted average, including floating and fixed rate classes.
(3) Denominated in Canadian dollars.
(4) See discussion below.
(5) Maturity date extended in January 2005 from February 2005 to February 2006.
(6) Subject to potential mandatory prepayments based on collateral value.
(7) The counterparty on this repo is Bear Stearns Mortgage Capital Corporation.
(8) The counterparty on these repos is Greenwich Capital Markets Inc.
(9) The counterparty on this repo is Bank of America Securities LLC.
(10) The counterparty on these repos is Deutsche Bank AG.

Our long-term debt obligations existing at December 31, 2004 (gross of $25.3 million of discounts) have contractual maturities as follows (unaudited) (in millions):

2005	$ 535,870
2006	62,273
2007	544,477
2008	—
2009	—
Thereafter	2,904,124
Total	$4,046,744

Certain of the debt obligations included above are obligations of our consolidated subsidiaries which own the related collateral. In some cases, including the CBO and Other Bonds Payable, such collateral is not available to other creditors of ours.

In connection with the sale of two classes of CBO bonds, we entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting.

In November 2001, we sold the retained subordinated $17.5 million Class E Note from our first CBO to a third party. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO bonds payable. In April 2002, a wholly-owned subsidiary of ours repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO bonds payable. The Class E Note is included in the collateral for our second CBO. The Class E Note is eliminated in consolidation.

One class of the CBO bonds, with a $395.0 million face amount, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. These bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon.

We enter into short-term warehouse agreements with major investment banks for the right to purchase commercial mortgage backed securities, unsecured REIT debt, real estate related loans and asset backed securities for our real estate securities portfolios, prior to their being financed with CBOs. These agreements are treated as non-hedge derivatives for accounting purposes and are therefore marked to market through current income. If the related CBO is not consummated, except as a result of our gross negligence, willful misconduct or breach of contract, we would be required to pay the Net Loss, if any, as defined, up to the related deposit, less any Excess Carry Amount, as defined, earned on such deposit. Although we currently anticipate completing the most recent CBO in the near term, there is no assurance that such CBO will be consummated or on what terms it will be consummated. The following table summarizes the agreements (in thousands):

	December 31, 2004			Income (Loss) Recorded		
Deal Status	**Collateral Accumulated[(1)]**	**Aggregate Deposit**	**Fair Value**	**2004**	2003	2002
Completed				**$2,604**	$3,730	$652
Open	**$224,928**	**$24,901**	**$25,411**	**510**	—	—
Total				**$3,114**	$3,730	$652

(1) Excludes $32.5 million of collateral accumulated on balance sheet and recorded in real estate securities.

In October 2003, pursuant to FIN No. 46R, we consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which we refer to as the ICH CMO, was previously treated as a non-consolidated residual interest in such securitization. We exercise no control over the management or resolution of these assets and our residual investment in this entity was recorded at $2.9 million prior to its consolidation. The primary effect of the consolidation is the requirement that we reflect the gross loan assets and gross bonds payable of this entity in our financial statements.

In July 2004, we refinanced $342.5 million of the AAA and AA bonds in our first CBO. $322.5 million of AAA bonds were refinanced at LIBOR + 0.30% from LIBOR + 0.65% and $20.0 million of AA bonds were refinanced at LIBOR + 0.50% from LIBOR + 0.80%.

During 2004, the note payable on the LIV portfolio of operating real estate was repaid in full.

In January 2005, we acquired a portfolio of approximately 8,100 manufactured housing loans for an aggregate purchase price of approximately $308.2 million. The loans, which were all current at the time of acquisition, are primarily fixed rate with a weighted average coupon of approximately 9.00% and a weighted average remaining term of approximately 5.00 years. Our acquisition was initially funded with approximately $246.5 million of one-year debt provided by two investment banks which is subject to adjustment based on the market value and performance of the related portfolio. The debt bears interest at LIBOR + 1.25%. We obtained an interest rate swap in order to hedge our exposure to the risk of changes in market interest rates with respect to this debt.

Other

In March 2004, we purchased a 49% interest in a portfolio of convenience and retail gas stores located throughout the southeastern and southwestern regions of the U.S. The properties are subject to a sale-leaseback arrangement under long-term triple net leases with a 15-year minimum term. We structured this transaction through a joint venture with an affiliate of our manager on equal terms. In October 2004, the investment's initial financing was refinanced with a nonrecourse term loan ($53.0 million outstanding at December 31, 2004). The term loan bears interest at a fixed rate of 6.04%, with payments of interest only during the first two years and a 25-year amortization schedule with a balloon payment due in October 2014. This investment is reflected as an investment in an unconsolidated subsidiary and is included in the operating real estate segment. At December 31, 2004, we had a $17.8 million investment in this entity.

In November 2004, we entered into a total rate of return swap with a major investment bank, whereby we receive the sum of all interest (at LIBOR + 2.25%), fees and any positive change in value amounts (the total return cash flows) from a referenced term loan (to a retail mall REIT) with an initial notional amount of $107.0 million, and pay interest (at LIBOR + 0.50%) on such notional plus any negative change in value amounts from such loan. This agreement is treated as a non-hedge derivative for accounting purposes and is therefore marked to market through income. Under the agreement, we were required to post an initial margin deposit equal to 17% of the notional amount and additional margin may be payable in the event of a decline in value of the referenced term loan. Any margin on deposit, less any negative change in value payments, will be returned to us upon termination of the contract.

Stockholders' Equity

Common Stock Offerings—The following table presents information on shares of our common stock issued since our formation.

Year	Shares Issued	Range of Issue Prices per Share[1]	Net Proceeds (millions)	Options Granted to Manager
Formation	16,488,517	N/A	N/A	N/A
2002	7,000,000	$13.00	$ 80.0	700,000
2003	7,886,316	$20.35–$22.85	$163.4	788,227
2004	8,484,648	$26.30–$31.40	$224.3	837,500
December 31, 2004	**39,859,481**			
January 2005	3,879,000	$29.60	$105.4	330,000

(1) Excludes shares issued pursuant to the exercise of options and shares issued to our independent directors.

During 2003 and 2004, our manager assigned, for no value, options to purchase approximately 0.8 million shares of our common stock to certain of our manager's employees, of which approximately 0.1 million were exercised in 2004.

As of December 31, 2004, our outstanding options had a weighted average strike price of $21.25 and were summarized as follows:

Held by our manager	1,510,937
Issued to our manager and subsequently assigned to certain of our manager's employees	707,790
Held by directors	13,000
Total	2,231,727

Preferred Stock—In March 2003, we issued 2.5 million shares ($62.5 million face amount) of 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred"). The Series B Preferred has a $25 liquidation preference, no maturity date and no mandatory redemption. We have the option to redeem the Series B Preferred beginning in March 2008.

Other Comprehensive Income—During the year ended December 31, 2004, our accumulated other comprehensive income increased due to the following factors (in thousands):

Accumulated other comprehensive income, December 31, 2003	$ 39,413
Unrealized gain on securities	34,088
Reclassification of realized (gain) on securities into earnings	(14,574)
Foreign currency translation	1,984
Reclassification of realized foreign currency translation into earnings	(1,478)
Unrealized gain on derivatives designated as cash flow hedges	11,973
Reclassification of realized loss on derivatives designated as cash flow hedges into earnings	364
Accumulated other comprehensive income, December 31, 2004	**$ 71,770**

Our book equity changes as our real estate securities portfolio and derivatives are marked to market each quarter, among other factors. The primary causes of mark to market changes are changes in interest rates and credit spreads. During the year, the combination of tightening credit spreads and rising interest rates has resulted in a net increase in unrealized gains on our real estate securities portfolio. In an environment of widening credit spreads and increasing interest rates, we believe our new investment activities will benefit. While such an environment will likely result in a decrease in the fair value of our existing securities portfolio and therefore reduce our book equity and ability to realize gains on such existing securities, it would not directly affect our earnings or our cash flow or our ability to pay a dividend.

In addition, the weakening of the U.S. dollar against both the Canadian dollar and the Euro has resulted in an increase in unrealized gains on our Canadian and Belgian operating real estate.

Common Dividends Paid

Declared for the Period Ended	Paid	Amount Per Share
September 30, 2002	October 2002	$0.400
October 9, 2002	October 2002	$0.060
December 31, 2002	January 2003	$0.390
March 31, 2003	April 2003	$0.450
June 30, 2003	July 2003	$0.500
September 30, 2003	October 2003	$0.500
December 31, 2003	January 2004	$0.500
March 31, 2004	**April 2004**	**$0.600**
June 30, 2004	**July 2004**	**$0.600**
September 30, 2004	**October 2004**	**$0.600**
December 31, 2004	**January 2005**	**$0.625**

Our Predecessor

The following is a discussion of our predecessor's historical liquidity and capital resources, primarily related to operations distributed to them.

In May 1999, Holdings closed on the $399.1 million GSA securitization, which financed the GSA portfolio of operating real estate. The GSA securitization, and related assets, were retained by Holdings.

In November 1999, Holdings obtained the $24.8 million GSA Kansas City mortgage, which was repaid in May 2002 upon the sale of the related asset.

In July 2000, Holdings entered into a $40 million revolving credit agreement, which bore interest at LIBOR +4.25%. Holdings hedged its exposure to the risk of changes in market interest rates with respect to the credit agreement by obtaining an interest rate swap. This credit agreement was retained by Holdings.

Cash Flow

Net cash flow provided by operating activities increased from $37.6 million for the year ended December 31, 2003 to $78.0 million for the year ended December 31, 2004. It increased from $21.6 million for the year ended December 31, 2002 to $37.6 million for the year ended December 31, 2003. These changes resulted from the acquisition and settlement of our investments as described above, including the distribution of investments to Holdings.

Investing activities used $(1,319.7) million, $(1,652.7) million and $(682.7) million during the years ended December 31, 2004, 2003 and 2002, respectively. Investing activities consisted primarily of the acquisition of properties and the investments made in real estate securities and loans, net of proceeds from the sale or settlement of investments.

Financing activities provided $1,219.3 million, $1,630.0 million and $675.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. The equity issuances, borrowings and debt issuances described above served as the primary sources of cash flow from financing activities. Offsetting uses included the payment of related deferred financing costs, the purchase of hedging instruments, the payment of dividends, the redemption of common and preferred stock and the repayment of debt as described above.

See the consolidated statements of cash flows in our consolidated financial statements included in this annual report for a reconciliation of our cash position (including our predecessor's cash position prior to the commencement of our operations) for the periods described herein.

INTEREST RATE, CREDIT AND SPREAD RISK

We are subject to interest rate, credit and spread risk with respect to our investments.

Our primary interest rate exposures relate to our real estate securities, loans and floating rate debt obligations, as well as our interest rate swaps and caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can effect, among other things, our ability to acquire real estate securities and loans, the value of our real estate securities, loans and derivatives, and our ability to realize gains from the settlement of such assets.

Our general financing strategy focuses on the use of match-funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we generally match-fund interest rates on our investments with like-kind debt (i.e., fixed rate assets are financed with fixed rate debt and floating rate assets are financed with floating rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

Real Estate Securities

Interest rate changes may also impact our net book value as our real estate securities and related hedge derivatives are marked to market each quarter. Our loan investments and debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed rate securities decreases, and as interest rates decrease, the value of such securities will increase. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is largely financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our securities portfolio will not directly affect our recurring earnings or our ability to pay a dividend.

The commercial mortgage and asset backed securities we invest in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. The senior unsecured REIT debt securities we invest in reflect comparable credit risk. Credit risk refers to each individual borrower's ability to make required interest and principal payments on the scheduled due dates. We believe, based on our due diligence process, that these securities offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities or other features of the securitization transaction, in the case of commercial mortgage and asset backed securities, and the issuer's underlying equity and subordinated debt, in the case of senior unsecured REIT debt securities, are designed to bear the first risk of default and loss. We further minimize credit risk by actively monitoring our real estate securities portfolio and the underlying credit quality of our holdings and, where appropriate, repositioning our investments to upgrade the credit quality and yield on our investments. While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our real estate securities portfolio is diversified by asset type, industry, location and issuer. At December 31, 2004, we had 455 real estate securities and loans, excluding the ICH CMO loans as described above. Our largest investment in a real estate security or real estate related loan was $86.7 million and our average investment size was $8.1 million at December 31, 2004. Furthermore, our real estate securities are supported by pools of underlying loans. For instance, our CMBS investments had 16,341 underlying loans at December 31, 2004. We expect that this diversification also helps to minimize the risk of capital loss. At December 31, 2004, our real estate securities and real estate related loans (excluding the ICH loans as described above) had an overall weighted average credit rating of approximately BBB–, and approximately 70% had an investment grade rating (BBB– or higher).

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. If the value of our securities subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements. See "Quantitative and Qualitative Disclosures About Market Risk—Credit Spread Curve Exposure" below.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

Loans

Similar to our real estate securities portfolio, we are subject to credit and spread risk with respect to our real estate related, commercial mortgage and residential mortgage loan portfolios. However, unlike our real estate securities portfolio, our loans do not benefit from the support of junior classes of securities, but rather bear the first risk of default and loss. We believe that this credit risk is mitigated through our due diligence process and periodic reviews of the borrower's payment history, delinquency status, and the relationship of the loan balance to the underlying property value. At December 31, 2004, our residential mortgage loan portfolio was characterized by high credit quality borrowers with a weighted average FICO score of 722 at origination, and had a weighted average loan to value ratio of 72.5%. As of December 31, 2004, approximately $575.8 million of our residential mortgage loans were held in securitized form, of which over 95% of the principal balance was AAA rated.

Our loan portfolios are diversified by geographic location and by borrower. We believe that this diversification also helps to minimize the risk of capital loss.

Our loan portfolios are also subject to spread risk. Our floating rate loans are valued based on a market credit spread to LIBOR. The value of these loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any credit or spread losses incurred with respect to our loan portfolios would affect us in the same way as similar losses on our real estate securities portfolio as described above, except that our loan portfolios are not marked to market.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, we had the following material off-balance sheet arrangements:

- The $25.4 million carrying value of our deposit on our seventh real estate securities portfolio, as described above under "Liquidity and Capital Resources." Except as a result of our gross negligence, willful misconduct or breach of contract, our potential loss is limited to the amount shown, which is included in our consolidated balance sheet.
- A guarantee of certain payments under an interest rate swap which may be entered into in 2007 in connection with the securitization of the Bell Canada portfolio, if the related bonds are not fully repaid by such date. We believe the fair value of this guarantee is negligible at December 31, 2004.

At this time, we do not anticipate a substantial risk of incurring a loss with respect to any of the arrangements.

We are also party to a total return swap which is treated as a non-hedge derivative. For further information on this investment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CONTRACTUAL OBLIGATIONS

As of December 31, 2004, we had the following material contractual obligations (payments in thousands):

Contract	Terms
CBO bonds payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Other bonds payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Notes payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Repurchase agreements	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Interest rate swaps, treated as hedges	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Real estate securities portfolio deposit	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Non-hedge derivative obligations	Described under "Quantitative and Qualitative Disclosures About Market Risk"
CBO IV wrap agreement	The largest tranche of our CBO IV bonds, the $395.0 million face amount of Class I-MM bonds, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. The Class I-MM bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). We pay annual fees of 0.12% of the outstanding face amount of the Class I-MM bonds under this agreement.
CBO IV backstop agreement	In connection with the remarketing procedures described above, a backstop agreement has been created whereby a third party financial institution is required to purchase the Class I-MM bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. We pay annual fees of 0.20% of the outstanding face amount of the Class I-MM bonds under this agreement.
CBO IV remarketing agreement	In connection with the remarketing procedures described above, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of the Class I-MM bonds under the remarketing agreement.
Management agreement	Our manager is paid an annual management fee of 1.5% of our gross equity, as defined, an expense reimbursement, and incentive compensation equal to 25% of our FFO above a certain threshold. For more information on this agreement, as well as historical amounts earned, see Note 10 to our audited consolidated financial statements included in this annual report.

Contract	Actual Payments 2004[(1)]	Fixed and Determinable Payments Due by Period[(2)]				
		2005	2006–2007	2008–2009	Thereafter	Total
CBO bonds payable	**$ 58,896**	$ —	$ —	$—	$2,681,395	$2,681,395
Other bonds payable	**60,475**	—	—	—	222,729	222,729
Notes payable	**114,678**	45,250	606,750	—	—	652,000
Repurchase agreements	**887,429**	490,620	—	—	—	490,620
Interest rate swaps, treated as hedges	**53,066**	(3)	(3)	(3)	(3)	(3)
Non-hedge derivative obligations	**4,117**	(3)	(3)	(3)	(3)	(3)
CBO IV wrap agreement	**482**	(3)	(3)	(3)	(3)	(3)
CBO IV backstop agreement	**803**	(3)	(3)	(3)	(3)	(3)
CBO IV remarketing agreement	**200**	(3)	(3)	(3)	(3)	(3)
Management agreement	**12,062**	(3)	(3)	(3)	(3)	(3)
Total	**$1,192,208**	$535,870	$606,750	$—	$2,904,124	$4,046,744

(1) Includes all payments made under the respective agreements. The management agreement payments shown include $10.4 million of management fees and expense reimbursements and $1.7 million of incentive compensation.

(2) Represents debt principal due based on contractual maturities.

(3) These contracts do not have fixed and determinable payments.

INFLATION

We believe that our risk of increases in market interest rates on our floating rate debt as a result of inflation is largely offset by our use of match-funding and hedging instruments as described above. See "Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Exposure" below.

Substantially all of our office leases provide for separate escalations of real estate taxes and operating expenses over a base amount, and/or increases in the base rent based on changes in a Belgian index with respect to the LIV portfolio. We believe that inflationary increases in expenses will generally be offset by the expense reimbursements and contractual rent increases described above.

FUNDS FROM OPERATIONS

We believe funds from operations (FFO) is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Funds from operations (FFO) is calculated as follows (unaudited) (in thousands):

	For the Year Ended December 31,		
	2004	2003	2002
Income available for common stockholders	**$92,321**	$51,345	$30,333
Operating real estate depreciation	**2,199**	3,035	7,994
Accumulated depreciation on operating real estate sold	**(8,319)**	—	(2,847)
Other—Fund I[1]	**—**	—	2,153
Funds from operations (FFO)	**$86,201**	$54,380	$37,633

(1) Related to an investment retained by our predecessor.

Funds from operations was derived from our segments as follows (unaudited) (in thousands):

	Book Equity December 31, 2004[1]	**Average Invested Common Equity for the Year Ended December 31, 2004**[2]	**FFO for the Year Ended December 31, 2004**	**Return on Invested Common Equity (ROE) for the Year Ended December 31, 2004**[3]	ROE for the Year Ended December 31, 2003[3]
Real estate securities and real estate related loans	**$625,703**	**$502,731**	**$103,245**	**20.5%**	23.2%
Residential mortgage loans	**46,291**	**35,682**	**5,953**	**16.7%**	25.7%
Operating real estate	**68,279**	**60,021**	**5,533**	**9.2%**	12.2%
Unallocated[1]	**(69,330)**	**(2,037)**	**(28,530)**	**N/A**	N/A
Total[2]	**670,943**	**$596,397**	**$ 86,201**	**14.5%**	16.4%
Preferred stock	**62,500**				
Accumulated depreciation	**(8,498)**				
Accumulated other comprehensive income	**71,770**				
Net book equity	**$796,715**				

(1) Unallocated FFO represents $(6,094) of preferred dividends and $(22,436) of corporate general and administrative expense, management fees and incentive compensation.
(2) Invested common equity is equal to book equity excluding preferred stock, accumulated depreciation and accumulated other comprehensive income.
(3) FFO divided by average invested common equity.

RELATED PARTY TRANSACTIONS

In November 2003, we and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 38% interest in a limited liability company that acquired a pool of franchise loans from a third party financial institution. Our investment in this entity, reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet, was approximately $23.5 million at December 31, 2004. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution.

In January 2004, we purchased, in a private placement from an underwriter, $31.5 million face amount of B and BB rated securities of Global Signal Trust I, a special purpose vehicle established by Global Signal Inc. Two of our directors are the CEO and President of Global Signal, Inc., respectively. A private equity fund managed by an affiliate of our manager owns a significant portion of Global Signal Inc.'s common stock. Approximately $418.0 million face amount of Global Signal Trust I securities were issued in 7 classes, rated AAA though B, of which the B and BB classes constituted $73.0 million. The balance of the B and BB securities was sold on identical terms to a private investment fund managed by an affiliate of our manager and to a large third party mutual fund complex. The proceeds of the offering were utilized by Global Signal Inc. to repay an existing credit facility, to pay an extraordinary dividend of approximately $140 million to its stockholders of which approximately $67 million was paid to the above-referenced private equity fund, and for general working capital purposes. In December 2004, through our warehouse, we placed a deposit of approximately $2.6 million on $17.0 million of BB rated securities of Global Signal Trust II, a special purpose vehicle established by Global Signal, Inc. Pursuant to an underwritten 144A offering, approximately $293.8 million of Global Signal Trust II securities were issued in 7 classes, rated AAA through BB–, of which the BB class constituted approximately $35.4 million.

In March 2004, we and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 49% interest in two limited liability companies that have acquired, in a sale-leaseback transaction, a portfolio of convenience and retail gas stores from a public company. The properties are subject to a number of master leases, the initial term of which in each case is a minimum of 15 years. This investment was financed with nonrecourse debt at the limited liability company level and our investment in this entity, reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet, was approximately $17.8 million at December 31, 2004.

In December 2004, we and a private investment fund managed by an affiliate of our manager each made an initial investment in a new real estate related loan with a maximum loan amount of $128 million, subject to being drawn down under certain conditions. The loan is secured by a first mortgage on a large development project and related assets. We own a 27.3% interest in the loan and the private investment fund owns a 72.7% interest in the loan. Major decisions require the unanimous approval of holders of interests in the loan while for other decisions, holders of interests in the loan vote based on their percentage interest therein. We and our affiliated investment fund are each entitled to transfer all or any portion of our respective interests in the loan to third parties. Our investment in this loan was approximately $11.9 million at December 31, 2004.

In January 2005, we entered into a servicing agreement with a portfolio company of a private equity fund advised by an affiliate of our manager for them to service a portfolio of manufactured housing loans. As compensation under the servicing agreement, the portfolio company will receive, on a monthly basis, a net servicing fee equal to 1.00% per annum on the unpaid principal balance of the loans being serviced. We acquired a portfolio of such loans in January 2005 at a cost of $308.2 million.

In each instance described above, affiliates of our manager have an investment in the applicable affiliated fund and receive from the fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk, credit spread risk and foreign currency exchange rate risk. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only. For a further understanding of how market risk may effect our financial position or operating results, please refer to the "Application of Critical Accounting Policies" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rate Exposure

Our primary interest rate exposures relate to our real estate securities, loans and floating rate debt obligations, as well as our interest rate swaps and caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities and hedges. Changes in the level of interest rates also can effect, among other things, our ability to acquire real estate securities and loans, the value of our real estate securities, loans and derivatives, and our ability to realize gains from the settlement of such assets. While our strategy is to utilize interest rate swaps, caps and match-funded financings in order to limit the effects of changes in interest rates on our operations, there can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates. As of December 31, 2004, a 100 basis point increase in short-term interest rates would increase our earnings by approximately $0.7 million per annum.

While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Interest rate changes may also impact our net book value as our real estate securities and related hedge derivatives are marked to market each quarter. Our loan investments and debt obligations are not marked to market. Generally, as interest rates increase, the value of our fixed rate securities decreases, and as interest rates decrease, the value of such securities will increase. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is largely financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to pay a dividend. As of December 31, 2004, a 100 basis point change in short-term interest rates would impact our net book value by approximately $47.0 million.

Our general financing strategy focuses on the use of match-funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we generally match-fund interest rates on our investments with like-kind debt (i.e., fixed rate assets are financed with fixed rate debt and floating rate assets are financed with floating rate debt), directly or through the use of interest rate swaps, caps, or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings. Our real estate securities and real estate related loan portfolio, excluding the ICH CMO loans as described below, and their respective liabilities had a weighted average life of 5.37 years and 5.72 years, respectively, as of December 31, 2004. Our financing strategy is dependent on our ability to place the match-funded debt we use to finance our investments at rates that provide a positive net spread. If spreads for such liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future financings will be severely restricted.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party (counterparty) over a prescribed period. The notional amount on which swaps are based is not exchanged. In general, our swaps are "pay fixed" swaps involving the exchange of floating rate interest payments from the counterparty for fixed interest payments from us. This can effectively convert a floating rate debt obligation into a fixed rate debt obligation.

Similarly, an interest rate cap or floor agreement is a contract in which we purchase a cap or floor contract on a notional face amount. We will make an up-front payment to the counterparty for which the counterparty agrees to make future payments to us should the reference rate (typically one- or three-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Should the reference rate rise above the contractual strike rate in a cap, we will earn cap income; should the reference rate fall below the contractual strike rate in a floor, we will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate.

While a REIT may utilize these types of derivative instruments to hedge interest rate risk on its liabilities or for other purposes, such derivative instruments could generate income that is not qualified income for purposes of maintaining REIT status. As a consequence, we may only engage in such instruments to hedge such risks within the constraints of maintaining our standing as a REIT. We do not enter into derivative contracts for speculative purposes nor as a hedge against changes in credit risk.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions with high credit ratings with which we and our affiliates may also have other financial relationships. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging strategies.

Credit Spread Curve Exposure

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

Our loan portfolios are also subject to spread risk. Our floating rate loans are valued based on a market credit spread to LIBOR. The value of these loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any decreases in the value of our loan portfolios due to spread changes would effect us in the same way as similar changes to our real estate securities portfolio as described above, except that our loan portfolios are not marked to market.

As of December 31, 2004, a 25 basis point movement in credit spreads would impact our net book value by approximately $39.7 million, but would not directly affect our earnings or cash flow.

Currency Rate Exposure

Our primary foreign currency exchange rate exposures relate to our operating real estate and related leases. Our principal direct currency exposures are to the Euro and the Canadian Dollar. Changes in the currency rates can adversely impact the fair values and earnings streams of our non-U.S. holdings. We have attempted to mitigate this impact in part by utilizing local currency-denominated financing on our foreign investments to partially hedge, in effect, these assets.

We have investments in the LIV portfolio and the Bell Canada portfolio. These properties are financed utilizing debt denominated in their respective local currencies (the Euro and the Canadian Dollar). The net equity invested in these portfolios at December 31, 2004, approximately $12.5 million and $22.3 million, respectively, is exposed to foreign currency exchange risk.

Fair Value

For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. We note that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate, credit spread and currency rate environments as of December 31, 2004 and do not take into consideration the effects of subsequent interest rate, credit spread or currency rate fluctuations.

We note that the values of our investments in real estate securities, loans and derivative instruments, primarily interest rate hedges on our debt obligations, are sensitive to changes in market interest rates, interest rate spreads, credit spreads and other market factors. The value of these investments can vary, and has varied, materially from period to period.

Interest Rate and Credit Spread Risk—We held the following interest rate and credit spread risk sensitive instruments at December 31, 2004 (in thousands):

	Carrying Value December 31,		December 31, 2004			Fair Value December 31,	
	2004	2003	Principal Balance or Notional Amount	Weighted Average Yield/ Funding Cost	Maturity Date	2004	2003
Assets:							
Real estate securities, available for sale[(1)]	**$3,369,496**	$2,192,727	**$3,315,253**	**6.19%**	(1)	**$3,369,496**	$2,192,727
Real estate securities portfolio deposit[(2)]	**25,411**	19,541	(2)	(2)	(2)	**25,411**	19,541
Real estate related loans[(3)]	**591,890**	402,784	**594,388**	**7.44%**	(3)	**600,528**	429,860
Residential mortgage loans[(4)]	**654,784**	586,237	**645,381**	**3.71%**	(4)	**654,784**	586,237
Interest rate caps, treated as hedges[(5)]	**3,554**	8,294	**375,019**	**N/A**	(5)	**3,554**	8,294
Total return swap[(6)]	**399**	—	(6)	**N/A**	(6)	**399**	—
Liabilities:							
CBO bonds payable[(7)]	**2,656,510**	1,793,533	**2,681,395**	**4.59%**	(7)	**2,720,704**	1,836,628
Other bonds payable[(8)]	**222,266**	260,674	**222,729**	**6.69%**	(8)	**227,510**	282,014
Notes payable[(9)]	**652,000**	154,562	**652,000**	**2.72%**	(9)	**652,000**	155,058
Repurchase agreements[(10)]	**490,620**	715,783	**490,620**	**3.67%**	(10)	**490,620**	715,783
Interest rate swaps, treated as hedges[(11)]	**13,239**	28,881	**2,011,418**	**N/A**	(11)	**13,239**	28,881
Non-hedge derivative obligations[(12)]	**796**	747	(12)	**N/A**	(12)	**796**	747

(1) These securities contain various terms, including fixed and floating rates, self-amortizing and interest only. Their weighted average maturity is 5.76 years. The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

(2) The fair value of the real estate securities portfolio deposit, which is treated as a non-hedge derivative, is estimated by obtaining third party broker quotations on the underlying securities, if available and practicable, and counterparty quotations, including a counterparty quotation on the portion of the fair value resulting from the Excess Carry Amount, as defined, earned on such deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of this deposit.

(3) Represents the following loans:

Name	Carrying Value	Loan Count	Weighted Average Yield	Weighted Average Maturity (Years)	Floating Rate Loans as a % of Carrying Amount	Fair Value
B-Notes	$133,344	23	6.44%	2.30	85.6%	$133,617
Mezzanine loans	80,052	4	5.25%	1.97	100.0%	80,052
Bank loans	146,909	3	6.73%	1.99	100.0%	146,909
Real estate loans	28,911	2	16.55%	1.24	58.9%	28,911
ICH CMO loans	202,674	123	8.16%	2.86	1.8%	211,039
	$591,890	155	7.44%	2.32	61.1%	$600,528

The fixed rate B-Notes were valued by obtaining counterparty quotations. The rest of the B-Notes as well as the mezzanine loans, bank loans, and real estate loans, with one exception, bear floating rates of interest and we believe that, for similar financial instruments with comparable credit risks, their effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value. The one fixed rate loan was purchased on December 29, 2004 and therefore its carrying amount is believed to approximate fair value. The ICH CMO loans were valued by discounting expected future receipts by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

(4) This portfolio of mortgage loans bears a floating rate of interest and has a weighted average maturity of 3.84 years. We believe that, for similar financial instruments with comparable credit risks, the effective rate on this portfolio approximates a market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

(5) Represents cap agreements as follows:

Notional Balance	Effective Date	Maturity Date	Capped Rate	Strike Rate	Fair Value
$295,400	Current	March 2009	1-Month LIBOR	6.50%	$ 585
18,000	January 2010	October 2015	3-Month LIBOR	8.00%	592
8,619	December 2010	June 2015	3-Month LIBOR	7.00%	863
53,000	May 2011	September 2015	1-Month LIBOR	7.50%	1,514
$375,019					$3,554

The fair value of these agreements is estimated by obtaining counterparty quotations.

(6) Represents a total return swap which is treated as a non-hedge derivative. The fair value of this agreement, which is included in derivative assets, is estimated by obtaining a counterparty quotation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of this swap.

(7) These bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The weighted average maturity of the CBO bonds payable is 6.78 years. The CBO bonds payable amortize principal prior to maturity based on collateral receipts, subject to reinvestment requirements.

(8) The Bell Canada bonds were valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. It amortizes principal periodically with a balloon payment at maturity in April 2012. The ICH CMO bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. They amortize principal prior to maturity based on collateral receipts and their final stated maturity is in August 2030.

(9) The LIV mortgage was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. It was repaid in December 2004. The first real estate related loan financing matures in November 2006, bears a floating rate of interest and amortizes principal based on collateral receipts. The second real estate related loan financing matures in February 2006, after an extension, bears a floating rate of interest, and amortizes principal based on collateral receipts. The residential mortgage loan financing matures in November 2007, bears a floating rate of interest, and is subject to adjustment monthly based on the agreed upon market value of the loan portfolio. We believe that, for similar financial instruments with comparable credit risks, their effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

(10) These agreements bear floating rates of interest and we believe that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value. These agreements mature in one to ten months.

(11) Represents swap agreements as follows (in thousands):

Notional Balance	Effective Date	Maturity Date	Swapped Rate	Fixed Rate	Fair Value
$ 33,299	Current	July 2005	1-Month LIBOR	6.1755%	$ 366
295,400	Current	March 2009	1-Month LIBOR*	3.1250%	(4,547)
290,000	Current	April 2011	3-Month LIBOR	5.9325%	26,181
276,060	Current	March 2013	3-Month LIBOR	3.8650%	(7,888)
192,500	Current	March 2015	1-Month LIBOR	4.8880%	6,868
165,300	Current	March 2014	3-Month LIBOR	3.9945%	(4,708)
189,373	Current	September 2014	3-Month LIBOR	4.3731%	(2,534)
11,000	Current	November 2008	1-Month LIBOR	3.5400%	(97)
7,500	Current	July 2018	1-Month LIBOR	4.8300%	118
5,500	Current	November 2018	1-Month LIBOR	4.4800%	28
65,200	Current	January 2009	1-Month LIBOR	3.6500%	(405)
6,500	Current	March 2009	1-Month LIBOR	3.3360%	(126)
236,582	January 2005	February 2014	1-Month LIBOR	4.2070%	640
85,757	Current	October 2009	1-Month LIBOR	3.7150%	(116)
81,571	Current	September 2009	1-Month LIBOR	3.7090%	(104)
28,081	Current	December 2009	1-Month LIBOR	3.8290%	38
21,295	Current	January 2009	1-Month LIBOR	3.2900%	(476)
20,500	Current	September 2011	1-Month LIBOR	4.2225%	1
$2,011,418					$13,239

*up to 6.50%

The fair value of these agreements is estimated by obtaining counterparty quotations. A positive fair value represents a liability.

(12) These are two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional balance of $17.5 million, and two interest rate swaps with notional amounts of $26.3 million and $2.0 million. The maturity date of the purchased swap is July 2009; the maturity date of the sold swap is July 2014, the maturity date of the $32.5 million caps is July 2038, the maturity date of the $17.5 million cap is July 2009, and the maturity dates of the latter two interest rate swaps are February 2014 and January 2009, respectively. The fair value of these agreements is estimated by obtaining counterparty quotations.

Currency Risk—We held the following currency rate risk sensitive balances at December 31, 2004 (unaudited) (U.S. dollars; in thousands, except exchange rates):

	Carrying Amount (USD)	Local Currency	Current Exchange Rate to USD	Effect of a 5% Negative Change in Euro Rate	Effect of a 5% Negative Change in CAD Rate
Assets:					
LIV portfolio	$12,376	Euro	0.7378	$(619)	N/A
Bell Canada portfolio	57,193	CAD	1.2019	N/A	$(2,860)
LIV other, net	156	Euro	0.7378	(8)	N/A
Bell Canada other, net	7,542	CAD	1.2019	N/A	(377)
Liabilities:					
Bell Canada bonds	42,422	CAD	1.2019	N/A	2,121
Total at December 31, 2004				**$(627)**	**$(1,116)**
Total at December 31, 2003				$(277)	$(1,045)

USD refers to U.S. dollars; CAD refers to Canadian dollars.

consolidated balance sheets

(dollars in thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Real estate securities, available for sale—Note 4	**$3,369,496**	$2,192,727
Real estate securities portfolio deposit—Note 4	**25,411**	19,541
Real estate related loans, net—Note 5	**591,890**	402,784
Investments in unconsolidated subsidiaries—Note 3	**41,230**	30,640
Operating real estate, net—Note 6	**57,193**	102,995
Real estate held for sale—Note 6	**12,376**	29,404
Residential mortgage loans, net—Note 5	**654,784**	586,237
Cash and cash equivalents	**37,911**	60,403
Restricted cash	**77,974**	70,103
Derivative assets—Note 7	**27,122**	25,512
Deferred costs, net	**2,043**	2,010
Receivables and other assets	**35,290**	27,943
	$4,932,720	$3,550,299
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
CBO bonds payable—Note 8	**$2,656,510**	$1,793,533
Other bonds payable—Note 8	**222,266**	260,674
Notes payable—Note 8	**652,000**	154,562
Repurchase agreements—Note 8	**490,620**	715,783
Derivative liabilities—Note 7	**39,661**	49,675
Dividends payable	**25,928**	16,703
Due to affiliates—Note 10	**8,963**	2,445
Accrued expenses and other liabilities	**40,057**	17,561
	4,136,005	3,010,936
Commitments and contingencies—Notes 9, 10 and 11	**—**	—
Stockholders' Equity		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 2,500,000 shares of Series B Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, issued and outstanding	**62,500**	62,500
Common stock, $0.01 par value, 500,000,000 shares authorized, 39,859,481 and 31,374,833 shares issued and outstanding at December 31, 2004 and 2003, respectively	**399**	314
Additional paid-in capital	**676,015**	451,806
Dividends in excess of earnings—Note 2	**(13,969)**	(14,670)
Accumulated other comprehensive income—Note 2	**71,770**	39,413
	796,715	539,363
	$4,932,720	$3,550,299

See notes to consolidated financial statements.

consolidated statements of income

(dollars in thousands, except share data)

	Year Ended December 31,		
	2004	2003	2002
Revenues			
Interest income	**$226,674**	$134,672	$ 73,214
Rental and escalation income	**13,502**	16,203	13,520
Gain on settlement of investments, net	**17,970**	13,179	11,389
Management fee from affiliate—Note 3	—	—	4,470
Incentive income from affiliate—Note 3	—	—	(1,218)
	258,146	164,054	101,375
Expenses			
Interest expense	**138,847**	79,084	46,375
Property operating expense	**7,281**	7,819	6,928
Loan and security servicing expense	**3,057**	2,154	655
General and administrative expense	**4,638**	3,194	2,356
Management fee to affiliate—Notes 3 and 10	**10,620**	6,468	9,250
Incentive compensation to affiliate—Notes 3 and 10	**7,959**	6,226	2,856
Depreciation and amortization	**1,304**	1,194	1,560
	173,706	106,139	69,980
Income before equity in earnings of unconsolidated subsidiaries	**84,440**	57,915	31,395
Equity in earnings of unconsolidated subsidiaries—Note 3	**12,465**	862	362
Income taxes on related taxable subsidiaries—Note 12	**(2,508)**	—	—
Income from continuing operations	**94,397**	58,777	31,757
Income (loss) from discontinued operations—Note 6	**4,018**	(2,659)	(262)
Net Income	**98,415**	56,118	31,495
Preferred dividends and related accretion	**(6,094)**	(4,773)	(1,162)
Income Available for Common Stockholders	**$ 92,321**	$ 51,345	$ 30,333
Net Income Per Share of Common Stock			
Basic	**$ 2.50**	$ 1.98	$ 1.68
Diluted	**$ 2.46**	$ 1.96	$ 1.68
Income from continuing operations per share of common stock, after preferred dividends and related accretion			
Basic	**$ 2.39**	$ 2.08	$ 1.69
Diluted	**$ 2.35**	$ 2.06	$ 1.69
Income (loss) from discontinued operations per share of common stock			
Basic	**$ 0.11**	$ (0.10)	$ (0.01)
Diluted	**$ 0.11**	$ (0.10)	$ (0.01)
Weighted Average Number of Shares of Common Stock Outstanding			
Basic	**36,943,752**	25,898,288	18,080,298
Diluted	**37,557,790**	26,140,777	18,090,052
Dividends Declared Per Share of Common Stock	**$ 2.425**	$ 1.950	$ 2.050

See notes to consolidated financial statements.

consolidated statements of stockholders' equity and redeemable preferred stock

For the Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)

	Preferred Stock	
	Shares	Amount
Stockholders' Equity—December 31, 2003	2,500,000	$ 62,500
Dividends declared	—	—
Issuance of common stock	—	—
Issuance of common stock to directors	—	—
Exercise of common stock options	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Reclassification of realized (gain) on securities into earnings	—	—
Foreign currency translation	—	—
Reclassification of realized foreign currency translation into earnings	—	—
Unrealized gain on derivatives designated as cash flow hedges	—	—
Reclassification of realized loss on derivatives designated as cash flow hedges into earnings	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2004	**2,500,000**	**$ 62,500**
Stockholders' Equity—December 31, 2002	—	$ —
Dividends declared	—	—
Issuance of preferred stock	2,500,000	62,500
Issuance of common stock	—	—
Issuance of common stock to directors	—	—
Exercise of common stock options	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Reclassification of realized (gain) on securities into earnings	—	—
Foreign currency translation	—	—
Reclassification of realized foreign currency translation into earnings	—	—
Unrealized (loss) on derivatives designated as cash flow hedges	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2003	2,500,000	$ 62,500
	Redeemable Preferred Stock	
Stockholders' Equity—December 31, 2001	1,020,517	$ 20,410
Dividends declared by predecessor prior to commencement of our operations	—	—
Distribution to predecessor upon commencement of our operations	—	—
Dividends declared to predecessor after commencement of our operations, but prior to our initial public offering	—	—
Redemption of redeemable preferred stock	(1,020,517)	(20,410)
Initial public offering of shares of common stock	—	—
Dividends declared subsequent to our initial public offering	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Reclassification of realized (gain) on securities into earnings	—	—
Foreign currency translation	—	—
Reclassification of realized foreign currency translation into earnings	—	—
Unrealized (loss) on derivatives designated as cash flow hedges	—	—
Reclassification of realized (gain) on derivatives designated as cash flow hedges into earnings	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2002	—	$ —

See notes to consolidated financial statements.

Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Dividends in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
31,374,833	$314	$451,806	$(14,670)	$ 39,413	$ 539,363
—	—	—	(97,714)	—	(97,714)
8,375,000	84	222,721	—	—	222,805
2,148	—	60	—	—	60
107,500	1	1,428	—	—	1,429
—	—	—	98,415	—	98,415
—	—	—	—	34,088	34,088
—	—	—	—	(14,574)	(14,574)
—	—	—	—	1,984	1,984
—	—	—	—	(1,478)	(1,478)
—	—	—	—	11,973	11,973
—	—	—	—	364	364
					130,772
39,859,481	**$399**	**$676,015**	**$(13,969)**	**$ 71,770**	**$ 796,715**
23,488,517	$235	$290,935	$(13,966)	$ 7,037	$ 284,241
—	—	—	(56,822)	—	(56,822)
—	—	(2,436)	—	—	60,064
7,882,276	79	163,242	—	—	163,321
1,540	—	30	—	—	30
2,500	—	35	—	—	35
—	—	—	56,118	—	56,118
—	—	—	—	23,670	23,670
—	—	—	—	(13,185)	(13,185)
—	—	—	—	4,653	4,653
—	—	—	—	396	396
—	—	—	—	16,842	16,842
					88,494
31,374,833	$314	$451,806	$(14,670)	$ 39,413	$ 539,363
16,488,517	$165	$309,356	$ (7,767)	$ 8,791	$ 310,545
—	—	—	(20,949)	—	(20,949)
—	—	(98,378)	—	(11,075)	(109,453)
—	—	—	(7,584)	—	(7,584)
—	—	—	—	—	—
7,000,000	70	79,957	—	—	80,027
—	—	—	(9,161)	—	(9,161)
—	—	—	31,495	—	31,495
—	—	—	—	62,170	62,170
—	—	—	—	(4,364)	(4,364)
—	—	—	—	4,387	4,387
—	—	—	—	(496)	(496)
—	—	—	—	(52,102)	(52,102)
—	—	—	—	(274)	(274)
					40,816
23,488,517	$235	$290,935	$(13,966)	$ 7,037	$ 284,241

consolidated statements of cash flow

(dollars in thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 98,415	$ 56,118	$ 31,495
Adjustments to reconcile net income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):			
Depreciation and amortization	2,253	3,085	8,603
Accretion of discount and other amortization	1,898	(3,761)	(4,767)
Equity in earnings of unconsolidated subsidiaries	(12,465)	(862)	(362)
Accrued incentive (income) loss from affiliate	—	—	1,218
Non-cash incentive compensation to affiliate	—	—	14
Deferred rent	(1,380)	(1,853)	(1,353)
Gain on settlement of investments	(22,029)	(11,789)	(9,619)
Unrealized gain on non-hedge derivatives	(3,332)	(3,696)	—
Non-cash directors' compensation	60	30	—
Change in:			
Restricted cash	(8,137)	(2,564)	(3,186)
Receivables and other assets	(5,431)	(9,403)	(4,449)
Due to affiliates	6,518	1,110	(1,506)
Accrued expenses and other liabilities	21,520	11,177	5,469
Net cash provided by operating activities:	77,890	37,592	21,557
Cash Flows from Investing Activities			
Purchase of real estate securities	(1,426,762)	(1,407,948)	(689,255)
Proceeds from sale of real estate securities	193,246	255,030	276,704
Deposit on real estate securities (treated as a derivative)	(80,311)	(59,676)	(37,125)
Purchase of loans	(631,728)	(685,311)	(276,612)
Proceeds from settlement of loans	124,440	164,404	372
Repayments of loan and security principal	428,091	105,848	15,217
Purchase and improvement of operating real estate	(141)	(576)	(2,250)
Proceeds from sale of operating real estate	71,871	5,331	42,492
Contributions to unconsolidated subsidiaries	(26,789)	(30,871)	(19,991)
Distributions from unconsolidated subsidiaries	28,664	1,087	8,265
Payment of deferred transaction costs	(280)	—	(508)
Net cash provided by (used in) investing activities	(1,319,699)	(1,652,682)	(682,691)

	Year Ended December 31,		
	2004	2003	2002
Cash Flows from Financing Activities			
Issuance of CBO bonds payable	**$ 859,719**	$ 921,503	$ 438,787
Repayments of CBO bonds payable	**(604)**	—	(17,742)
Issuance of other bonds payable	**—**	—	37,001
Repayments of other bonds payable	**(41,759)**	(6,413)	(8,151)
Borrowings under notes payable	**614,106**	80,000	62,952
Repayments of notes payable	**(119,407)**	(906)	(119,670)
Borrowings under repurchase agreements	**654,254**	663,120	246,712
Repayments of repurchase agreements	**(879,417)**	(195,506)	—
Draws under credit facility	**—**	—	20,000
Repayments of credit facility	**—**	—	(1,750)
Issuance of common stock	**222,805**	168,610	91,000
Costs related to issuance of common stock	**—**	(5,289)	(10,185)
Exercise of common stock options	**1,429**	35	—
Issuance of preferred stock	**—**	62,500	—
Costs related to issuance of preferred stock	**—**	(2,436)	—
Redemption of preferred stock	**—**	—	(20,410)
Dividends paid	**(88,489)**	(49,280)	(27,522)
Distribution of cash to predecessor	**—**	—	(12,423)
Purchase of derivative assets	**—**	(5,482)	(1,200)
Payment of deferred financing costs	**(3,320)**	(426)	(2,162)
Net cash provided by (used in) financing activities	**1,219,317**	1,630,030	675,237
Net Increase (Decrease) in Cash and Cash Equivalents	**(22,492)**	14,940	14,103
Cash and Cash Equivalents, Beginning of Period	**60,403**	45,463	31,360
Cash and Cash Equivalents, End of Period	**$ 37,911**	$ 60,403	$ 45,463
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest expense	**$ 135,172**	$ 80,522	$ 56,365
Cash paid during the period for income taxes	**$ 2,639**	$ —	$ —
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Common stock dividends declared but not paid	**$ 24,912**	$ 15,687	$ 9,161
Preferred stock dividends declared but not paid	**$ 1,016**	$ 1,016	$ —
Deposits used in acquisition of real estate securities (treated as derivatives)	**$ 75,824**	$ 81,492	$ 23,631
Contribution of assets to unconsolidated subsidiary	**$ —**	$ —	$ 1,454
Distribution of non-cash assets and liabilities to predecessor	**$ —**	$ —	$ 97,030
Consolidation of ICH CMO	**$ —**	$ 221,773	$ —

See notes to consolidated financial statements.

(dollars in tables in thousands, except per share data)

1. ORGANIZATION

Newcastle Investment Corp. (and its subsidiaries, "Newcastle") is a Maryland corporation that was formed in June 2002. Newcastle conducts its business through three primary segments: (i) real estate securities and real estate related loans, (ii) operating real estate, and (iii) residential mortgage loans.

Newcastle was formed as a subsidiary of Newcastle Investment Holdings Corp. ("Holdings"). Prior to Newcastle's initial public offering, Holdings contributed to Newcastle certain assets and liabilities in exchange for approximately 16.5 million shares of Newcastle's common stock. For accounting purposes, this transaction is presented as a reverse spin-off, whereby Newcastle is treated as the continuing entity and the assets that were retained by Holdings and not contributed to Newcastle are accounted for as if they were distributed at their historical book basis through a spin-off to Holdings. Newcastle's operations commenced in July 2002. In May 2003, Holdings distributed to its stockholders all of the shares of Newcastle's common stock that it held, and it no longer owns any of Newcastle's common equity.

The following table presents information on shares of Newcastle's common stock issued subsequent to its formation:

Year	Shares Issued	Range of Issue Prices(1)	Net Proceeds (millions)
Formation	16,488,517	N/A	N/A
2002	7,000,000	$13.00	$ 80.0
2003	7,886,316	$20.35–$22.85	$163.4
2004	8,484,648	$26.30–$31.40	$224.3
December 31, 2004	**39,859,481**		
January 2005	3,879,000	$29.60	$105.4

(1) Excludes shares issued pursuant to the exercise of options and shares issued to our independent directors.

In March 2003, Newcastle issued 2.5 million shares ($62.5 million face amount) of its 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred") in a public, registered offering for net proceeds of approximately $60.1 million. The Series B Preferred is non-voting, has a $25 per share liquidation preference, no maturity date and no mandatory redemption. Newcastle has the option to redeem the Series B Preferred beginning in March 2008.

Newcastle is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. As such, Newcastle will generally not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Newcastle is party to a management agreement (the "Management Agreement") with Fortress Investment Group LLC (the "Manager"), an affiliate, under which the Manager advises Newcastle on various aspects of its business and manages its day-to-day operations, subject to the supervision of Newcastle's board of directors. For its services, the Manager receives an annual management fee and incentive compensation, both as defined in the Management Agreement. The Manager also manages, among other entities, Holdings and Fortress Investment Fund LLC ("Fund I"). For a further discussion of the Management Agreement, see Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of Newcastle and its consolidated subsidiaries, subsequent to the date of commencement of its operations, and also include the accounts of its predecessor, Holdings, prior to such date. All significant intercompany transactions and balances have been eliminated. Newcastle consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity.

In January 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities," which explains how to identify variable interest entities and how to assess whether to consolidate such entities, was issued. As a result of this FIN, Newcastle consolidated the ICH CMO (Note 5).

In December 2003, FIN No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which became effective in the first quarter of 2004, clarified the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, and only its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. The application of FIN 46R did not result in a change in our accounting for any entities.

For entities over which Newcastle exercises significant influence, but which do not meet the requirements for consolidation, Newcastle uses the equity method of accounting whereby it records its share of the underlying income of such entities. Newcastle owns an equity method investment in two limited liability companies (Note 3) which are investment companies and therefore maintain their financial records on a fair value basis. Newcastle has retained such accounting relative to its investments in such companies pursuant to the Emerging Issues Task Force ("EITF") Issue No. 85-12 "Retention of Specialized Accounting for Investments in Consolidation."

Holdings was a Maryland corporation that invested in real estate related assets. Its primary businesses were investing in (1) real estate securities and real estate related loans, (2) operating real estate, primarily credit leased operating real estate and (3) Fund I. Holdings' investments in real estate securities and a portion of its investments in operating real estate were transferred to Newcastle in connection with its organization. The operating real estate (GSA Portfolio—Note 6) and real estate related loans distributed to Holdings have been treated as discontinued operations, because they constituted a component of an entity, while the other operations distributed to Holdings, including the investment in Fund I, have not been treated as such, because they did not constitute a component of an entity as defined in Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

Certain prior year amounts have been reclassified to conform to the current year presentation.

Risks and Uncertainties—In the normal course of business, Newcastle encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on Newcastle's securities, loans, leases, and derivatives that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in securities, loans and real estate or in derivatives due to changes in interest rates, spreads or other market factors, including the value of the collateral underlying loans and securities and the valuation of real estate held by Newcastle. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

Newcastle invests in real estate located outside of the United States. Newcastle's non-U.S. investments are subject to the same risks associated with its United States investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Additionally, Newcastle is subject to significant tax risks. If Newcastle were to fail to qualify as a REIT in any taxable year, Newcastle would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), which could be material. In addition, if Holdings failed to qualify as a REIT and Newcastle is treated as a successor to Holdings, this could cause Newcastle to likewise fail to qualify as a REIT. Unless entitled to relief under certain statutory provisions, Newcastle would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes and Dividends—Newcastle is organized and conducts its operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Since Newcastle distributed 100% of its 2004, 2003 and 2002 REIT taxable income, no provision has been made for U.S. federal corporate income taxes in the accompanying consolidated financial statements, except in connection with Newcastle's taxable REIT subsidiary ("TRS").

Newcastle holds one of its investments in a TRS (Note 12). Newcastle records income taxes related to this TRS using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

Distributions relating to 2004, 2003 and 2002 were taxable as follows:

	Book Basis Dividends Per Share[(A)]	Tax Basis Dividends Per Share[(A)]	Ordinary Income	Capital Gains	Return of Capital
2004	**$2.425**	**$2.432**	**76.60%**	**23.40%**	**None**
2003	$1.950	$1.843	77.66%	22.34%	None
2002	$0.850	$0.577	100.00%	None	None

(A) The excess of book basis dividends over tax basis dividends is carried forward to the next year for tax purposes.

The distributions disclosed above do not include the distributions made by our predecessor, Holdings. Holdings made per share distributions of $1.20 in 2002 prior to the commencement of our operations. Holdings also elected to be taxed as a REIT.

Dividends in Excess of Earnings includes $(14.5) million related to the operations of our predecessor.

(dollars in tables in thousands, except per share data)

Earnings Per Share—Newcastle is required to present both basic and diluted earnings per share ("EPS"). Basic EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period. Newcastle's common stock equivalents are its stock options (Note 9). During 2004, 2003 and 2002, based on the treasury stock method, Newcastle had 614,038, 242,489 and 9,754 dilutive common stock equivalents, respectively, resulting from its outstanding options. Net income available for common stockholders is equal to net income less preferred dividends, and less the accretion of the discount on Holdings' Series A Preferred which was fully redeemed in June 2002.

Comprehensive Income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Newcastle's purposes, comprehensive income represents net income, as presented in the statements of income, adjusted for net foreign currency translation adjustments and unrealized gains or losses on securities available for sale and derivatives designated as cash flow hedges. The following table summarizes our accumulated other comprehensive income:

	December 31,	
	2004	2003
Net unrealized gains on securities	**$ 99,875**	$ 80,361
Net unrealized (losses) on derivatives designated as cash flow hedges	**(31,862)**	(44,199)
Net foreign currency translation adjustments	**3,757**	3,251
Accumulated other comprehensive income	**$ 71,770**	$ 39,413

Revenue Recognition

Real Estate Securities and Loans Receivable—Newcastle invests in securities, including commercial mortgage backed securities, senior unsecured debt issued by property REITs, real estate related asset backed securities and agency residential mortgage backed securities. Newcastle also invests in loans, including real estate related loans, commercial mortgage loans, residential mortgage loans and manufactured housing loans. Newcastle determines at acquisition whether loans will be assembled into pools based on common risk characteristics (credit quality, loan type, and date of origination); loans assembled into pools are accounted for as if each pool were a single loan. Loans receivable are presented in the consolidated balance sheet net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses. Discounts or premiums are accreted into interest income on an effective yield or "interest" method, based upon a comparison of actual collections and expected collections, through the expected maturity date of the security or loan. For loans acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted (nonaccretable difference). Income is not accrued on non-performing securities or loans; cash received on such securities or loans is treated as income to the extent of interest previously accrued. Interest income with respect to non-discounted securities or loans is recognized on an accrual basis. Deferred fees and costs, if any, are recognized as interest income over the terms of the securities or loans using the interest method. Upon settlement of securities and loans, the excess (or deficiency) of net proceeds over the net carrying value of the security or loan is recognized as a gain (or loss) in the period of settlement.

Impairment of Securities and Loans—Newcastle periodically evaluates securities and loans for impairment. Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that Newcastle will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit quality, when Newcastle determines that it is probable that it will be unable to collect as anticipated. For loans purchased at a discount for credit quality, if Newcastle determines that it is probable that it will collect more than previously anticipated, the yield accrued on such loan or security is adjusted upward, on a prospective basis. Upon determination of impairment, Newcastle establishes specific valuation allowances, through provisions for losses, based on the estimated fair value of the underlying collateral using a discounted cash flow analysis. The allowance for each security or loan is maintained at a level believed adequate by management to absorb probable losses, based on periodic reviews of actual and expected losses. It is Newcastle's policy to establish an allowance for uncollectible interest on performing securities or loans that are past due more than 90 days or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those loans are deemed to be non-performing. Actual losses may differ from Newcastle's estimates.

Rental and Escalation Income—Contractual minimum rental income is recognized on a straight-line basis over the terms of the related operating leases. The excess of straight-line rents above contractual amounts was $1.4 million, $1.9 million and $1.4 million during 2004, 2003 and 2002, respectively. Expense recoveries are included in rental and escalation income.

Management Fee and Incentive Income from Affiliate—These income items relate to Holdings' investment in Fund I which was not transferred to Newcastle and is not part of our ongoing operations. For a further discussion of this income, see Note 3.

Expense Recognition

Interest Expense—Newcastle finances its investments using both fixed and floating rate debt, including securitizations, loans and repurchase agreements, and other financing vehicles. Certain of this debt has been issued at discounts. Discounts are accreted into interest expense on the interest method through the expected maturity date of the financing.

Deferred Costs and Interest Rate Cap Premiums—Deferred costs consist primarily of costs incurred in obtaining financing which are amortized over the term of such financing using the interest method. Interest rate cap premiums, which are included in Derivative Assets, are amortized as described below. During 2004, 2003 and 2002, approximately $4.0 million, $1.5 million and $1.4 million of such costs were amortized into interest expense, respectively.

Derivatives and Hedging Activities—All derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. Fair value adjustments affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those derivative instruments that are designated and qualify as hedging instruments, Newcastle designates the hedging instrument, based upon the exposure being hedged, as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation.

Derivative transactions are entered into by Newcastle solely for risk-management purposes, except for real estate securities portfolio deposits as described in Note 4 and the total return swap described in Note 5. The decision of whether or not a given transaction/position (or portion thereof) is hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including restrictions imposed by the Code among others. In determining whether to hedge a risk, Newcastle may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as hedges are entered into with a view towards minimizing the potential for economic losses that could be incurred by Newcastle. Generally, all derivatives entered into are intended to qualify as hedges under GAAP, unless specifically stated otherwise. To this end, terms of hedges are matched closely to the terms of hedged items.

Description of the Risks Being Hedged

1) Interest rate risk, existing positions—Newcastle generally hedges the aggregate risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate). In order to reduce such risks, Newcastle may enter into swap agreements whereby Newcastle would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to fixed rate. Newcastle may also enter into cap agreements whereby, in exchange for a premium, Newcastle would be reimbursed for interest paid in excess of a certain cap rate.
2) Interest rate risk, anticipated transactions—Newcastle may hedge the aggregate risk of interest rate fluctuations with respect to anticipated transactions, primarily anticipated borrowings. The primary risk involved in an anticipated borrowing is that interest rates may increase between the date the transaction becomes probable and the date of consummation. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate). This is generally accomplished through the use of interest rate swaps.
3) Foreign currency rate risk, net investments—Newcastle may hedge the aggregate risk of fluctuations in the exchange rate between a foreign currency, in which Newcastle has made a net investment, and the U.S. dollar. In order to reduce this risk, Newcastle may maintain a short position in the applicable foreign currency. The amount of the position would be equal to the anticipated net equity in the foreign investment at a forward date, as denominated in the foreign currency. This effectively locks in the current exchange rate on Newcastle's net equity position for the period of such position. At December 31, 2004, no such derivative transactions were outstanding.

Cash Flow Hedges

Newcastle has employed interest rate swaps primarily in two ways: (i) to hedge its exposure to changes in market interest rates with respect to its floating rate debt and (ii) to hedge anticipated financings. Interest on approximately $375.0 million and $1,990.9 million in principal amount of Newcastle's floating rate debt was designated as the hedged items to interest rate cap and swap agreements, respectively, at December 31, 2004.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including (1) the items to be hedged expose Newcastle to interest rate risk, (2) the interest rate swaps or caps are highly effective in reducing Newcastle's exposure to interest rate risk, and (3) with respect to an anticipated transaction, such transaction is probable. Correlation and effectiveness are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

(dollars in tables in thousands, except per share data)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. Ineffectiveness of approximately $0.1 million was recorded in 2004 to Gain on Settlement of Investments. No material ineffectiveness was recorded during the years ended December 31, 2003 or 2002. Costs incurred in connection with the purchase of interest rate caps, treated as cash flow hedges, are amortized into interest expense based on the estimated value of such cap for each period covered by such cap.

With respect to interest rate swaps which have been designated as hedges of anticipated financings, periodic net payments are recognized currently as adjustments to interest expense; any gain or loss from fluctuations in the fair value of the interest rate swaps is recorded as a deferred hedging gain or loss in accumulated other comprehensive income and treated as a component of the anticipated transaction. In the event the anticipated refinancing failed to occur as expected, the deferred hedging credit or charge would be recognized currently in income. Newcastle's hedges of such refinancing were terminated upon the consummation of such refinancing. As of December 31, 2004 and 2003, $(5.5 million) and $3.4 million, of such gains (losses) were deferred, net of amortization, respectively.

During 2004, Newcastle dedesignated four of its hedge derivatives, and redesignated all or a portion thereof as hedges. As a result of this dedesignation, since the originally hedged items are still owned by Newcastle, the unrealized loss was recorded in OCI as a deferred hedging loss and is being amortized over the life of the hedged item. As of December 31, 2004, $0.4 million of such loss was deferred, net of amortization.

Fair Value Hedges

At December 31, 2004, Newcastle owned one interest rate swap designated as a fair value hedge of a fixed rate investment with a notional amount of $20.5 million. Any gain or loss, as well as net payments received or made on this derivative instrument, are recorded currently in income, as is any gain or loss (including unrealized gains or losses) on the hedged item related to changes in interest rates.

With respect to interest rate swaps which were designated as hedges of the fair value of lease payments, periodic net payments and any gain or loss from fluctuations in the fair value of the interest rate swaps were capitalized to accumulated other comprehensive income and are being recognized over the term of the leases as adjustments to rental income. Newcastle's hedge of such payments was terminated in 1999. As of December 31, 2004 and 2003, $1.0 million and $1.4 million of such losses were deferred, net of amortization, respectively.

Classification

During the years ended December 31, 2004, 2003 and 2002, Newcastle recorded an aggregate of $12.3 million, $16.8 million and $(52.4) million of net gain (loss) to other comprehensive income and an aggregate of $2.1 million, $4.8 million and $4.6 million of gain to earnings, as an adjustment to interest expense, respectively, related to such hedges. Newcastle expects to reclassify approximately $1.7 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the twelve months ending December 31, 2005 due to amortization of net deferred hedge losses.

Newcastle's derivatives are recorded on its balance sheet as follows (excluding the real estate securities portfolio deposit, which is reported separately):

	2004	2003
Interest rate caps[(A)]	**$ 3,554**	$ 8,294
Interest rate swaps[(A)]	**21,001**	14,194
Total return swaps	**399**	—
Non-hedge derivatives[(B)]	**2,168**	3,024
Total derivative assets	**$27,122**	$25,512
Interest rate swaps[(A)]	**$34,240**	$43,075
Interest payable	**2,457**	2,829
Non-hedge derivatives[(B)]	**2,964**	3,771
Total derivative liabilities	**$39,661**	$49,675

(A) Treated as hedges.
(B) Interest rates swaps and caps.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps has been recognized currently in income.

Newcastle's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. Newcastle minimizes such risk by limiting its counterparties to highly rated major financial institutions with good credit ratings. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties. Newcastle does not require collateral.

Management Fees and Incentive Compensation to Affiliate—These represent amounts due to the Manager pursuant to the Management Agreement as well as amounts due to the Manager related to Holdings' investment in Fund I, which were passed through Holdings' income statement on a gross basis through the date of the commencement of our operations. For further information on the Management Agreement, see Note 10. For further information the Fund I related expenses, see Note 3.

Balance Sheet Measurement

Investment in Real Estate Securities—Newcastle has classified its investments in securities as available for sale. Securities available for sale are carried at market value with the net unrealized gains or losses reported as a separate component of accumulated other comprehensive income. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investments and is included in earnings. Unrealized losses on securities are charged to earnings if they reflect a decline in value that is other than temporary. A decline in value is considered other than temporary if either (a) it is deemed probable that Newcastle will be unable to collect all amounts anticipated to be collected at acquisition, or (b) Newcastle does not have the ability and intent to hold such investment until a forecasted market price recovery.

Investment in Loans—Loans receivable are presented net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses.

Investment in Operating Real Estate—Operating real estate is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis. Buildings are depreciated over 40 years. Major improvements are capitalized and depreciated over their estimated useful lives. Fees and costs incurred in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Expenditures for repairs and maintenance are expensed as incurred. Newcastle adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" in 2002. Pursuant to such pronouncement, Newcastle reviews its real estate assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No material impairment was recorded during 2004, 2003 or 2002. SFAS No. 144 also specifies that long-lived assets to be disposed of by sale, which meet certain criteria, should be reclassified to Real Estate Held for Sale and measured at the lower of its carrying amount or fair value less costs of sale. As of December 31, 2004 and 2003, Newcastle had one and five properties classified as Real Estate Held for Sale, respectively (Note 6). The results of operations for such an asset, assuming such asset qualifies as a "component of an entity" as defined in SFAS No. 144, are retroactively reclassified to Income (Loss) from Discontinued Operations for all periods presented.

Foreign Currency Investments—Assets and liabilities relating to foreign investments are translated using exchange rates as of the end of each reporting period. The results of Newcastle's foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income.

Foreign exchange contracts may, from time to time, be used to hedge Newcastle's net foreign investments. Gains and losses on foreign exchange contracts which qualify as hedges of net foreign investments as well as changes in the market value of these instruments are included in accumulated other comprehensive income. Upon sale or liquidation of a foreign investment, the related amount in accumulated other comprehensive income is reclassified to transaction gain or loss in the period of such liquidation.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which qualify as a hedge, are included currently in income.

Cash and Cash Equivalents and Restricted Cash—Newcastle considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits. Restricted cash consisted of:

	December 31,	
	2004	2003
Derivative margin accounts	**$20,763**	$ 2,339
Restricted property operating accounts	**549**	604
Trustee accounts	**9,652**	8,105
Bond sinking funds	**207**	—
Held in CBO structures (Note 8) pending reinvestment	**44,719**	56,971
Reserve accounts	**2,084**	2,084
	$77,974	$70,103

(dollars in tables in thousands, except per share data)

Stock Options—Newcastle accounts for stock options granted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" as revised in December 2004 and amended by EITF Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Loans or Services." The fair value of the options issued as compensation to the Manager for its successful efforts in raising capital for Newcastle in 2004, 2003 and 2002 was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. Options granted to Newcastle's directors were accounted for using the intrinsic value method under APB Opinion No. 25, as permitted by SFAS No.123 prior to its revision. Since these options were fully vested before such revision became effective, such revision did not affect Newcastle.

3. INFORMATION REGARDING BUSINESS SEGMENTS

Newcastle conducts its business through three primary segments: real estate securities and real estate related loans, operating real estate and residential mortgage loans. Details of Newcastle's investments in such segments can be found in Notes 4, 5 and 6. Newcastle has retroactively combined two business segments which were previously reported separately: real estate securities and real estate related loans. Management no longer reviews disaggregated, discrete financial information on these two investment categories since, among other reasons, they are cross-financed and share common credit risk characteristics.

Holdings conducted its business in three primary segments: real estate securities and real estate related loans, operating real estate and its investment in Fund I. The real estate securities investments were retained by Newcastle. The operating real estate segment, which comprised three portfolios of properties, was split as follows: the Bell Canada (Canadian) and LIV (Belgian) portfolios were retained by Newcastle while the GSA (U.S.) portfolio was distributed to Holdings. The existing real estate related loans and Fund I investments were distributed to Holdings.

The unallocated portion consists primarily of interest on short-term investments, general and administrative expenses, management fees and incentive compensation pursuant to the Management Agreement, and interest on Holdings' credit facility.

Summary financial data on Newcastle's segments is given below, together with a reconciliation to the same data for Newcastle as a whole (including its predecessor, through the date of the commencement of Newcastle's operations, as described in Notes 1 and 2):

	Real Estate Securities and Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Unallocated	Total
December 31, 2004 and the Year Then Ended					
Gross revenues	$ 225,236	$ 13,222	$ 19,135	$ 553	$ 258,146
Operating expenses	(828)	(7,425)	(2,319)	(22,983)	(33,555)
Operating income (loss)	224,408	5,797	16,816	(22,430)	224,591
Interest expense	(124,930)	(3,054)	(10,863)	—	(138,847)
Depreciation and amortization	—	(1,298)	—	(6)	(1,304)
Equity in earnings of unconsolidated subsidiaries[A]	3,767	6,190	—	—	9,957
Income (loss) from continuing operations	103,245	7,635	5,953	(22,436)	94,397
Income (loss) from discontinued operations	—	4,018	—	—	4,018
Net income (loss)	$ 103,245	$ 11,653	$ 5,953	$(22,436)	$ 98,415
Revenue derived from non-U.S. sources:					
Canada	$ —	$ 13,203	$ —	$ —	$ 13,203
Belgium	$ —	$ 10,602	$ —	$ —	$ 10,602
Total assets	$4,136,203	$108,322	$658,643	$ 29,552	$4,932,720
Long-lived assets outside the U.S.:					
Canada	$ —	$ 57,193	$ —	$ —	$ 57,193
Belgium	$ —	$ 12,376	$ —	$ —	$ 12,376

(A) Net of income taxes on related taxable subsidiaries.

	Real Estate Securities and Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Unallocated	Total
December 31, 2003 and the Year Then Ended					
Gross revenues	$ 134,348	$ 16,234	$ 12,892	$ 580	$ 164,054
Operating expenses	(821)	(7,931)	(1,506)	(15,603)	(25,861)
Operating income (loss)	133,527	8,303	11,386	(15,023)	138,193
Interest expense	(70,192)	(2,730)	(6,162)	—	(79,084)
Depreciation and amortization	—	(1,194)	—	—	(1,194)
Equity in earnings of unconsolidated subsidiaries	861	—	—	1	862
Income (loss) from continuing operations	64,196	4,379	5,224	(15,022)	58,777
Income (loss) from discontinued operations	—	(2,659)	—	—	(2,659)
Net income (loss)	$ 64,196	$ 1,720	$ 5,224	$(15,022)	$ 56,118
Revenue derived from non-U.S. sources:					
Canada	$ —	$ 16,940	$ —	$ —	$ 16,940
Belgium	$ —	$ 5,999	$ —	$ —	$ 5,999
Total assets	$2,756,262	$146,635	$587,831	$ 59,571	$3,550,299
Long-lived assets outside the U.S.:					
Canada	$ —	$ 54,250	$ —	$ —	$ 54,250
Belgium	$ —	$ 78,149	$ —	$ —	$ 78,149

	Real Estate Securities and Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Fund I	Unallocated	Total
December 31, 2002 and the Year Then Ended[(A)]						
Gross revenues	$ 83,259	$ 13,116	$ 1,281	$ 3,287	$ 432	$ 101,375
Operating expenses	(586)	(6,984)	(141)	(3,861)	(10,473)	(22,045)
Operating income (loss)	82,673	6,132	1,140	(574)	(10,041)	79,330
Interest expense	(40,805)	(2,576)	(658)	—	(2,336)	(46,375)
Depreciation and amortization	—	(1,130)	—	(329)	(101)	(1,560)
Equity in earnings of unconsolidated subsidiaries	—	—	—	303	59	362
Income (loss) from continuing operations	41,868	2,426	482	(600)	(12,419)	31,757
Income (loss) from discontinued operations	(499)	237	—	—	—	(262)
Net income (loss)	$ 41,369	$ 2,663	$ 482	$ (600)	$(12,419)	$ 31,495
Revenue derived from non-U.S. sources:						
Canada	$ —	$ 14,015	$ —	$ —	$ —	$ 14,015
Belgium	$ —	$ 5,402	$ —	$ —	$ —	$ 5,402
Italy	$ 180	$ —	$ —	$ —	$ —	$ 180
Total assets	$1,138,767	$128,831	$259,381	$ —	$ 45,588	$1,572,567
Long-lived assets outside the U.S.:						
Canada	$ —	$ 49,271	$ —	$ —	$ —	$ 49,271
Belgium	$ —	$ 67,852	$ —	$ —	$ —	$ 67,852

(A) The Fund I segment and a portion of the Unallocated segment (through the date of the commencement of Newcastle's operations in July 2002) and the discontinued operations of the Operating Real Estate and Real Estate Securities and Real Estate Related Loans segments represent operations related to activities treated as distributed to our predecessor.

Unconsolidated Subsidiaries

Newcastle has two unconsolidated subsidiaries which it accounts for under the equity method. Holdings held two such investments, neither of which were transferred to Newcastle; such investments are included in Newcastle's financial statements through the date of the commencement of Newcastle's operations.

The following table summarizes the activity affecting the equity held by Newcastle in unconsolidated subsidiaries:

	Operating Real Estate Subsidiary	Real Estate Loan Subsidiary
Balance at December 31, 2002	$ —	$ —
Contributions to unconsolidated subsidiaries	—	30,827
Distributions from unconsolidated subsidiaries	—	(1,041)
Equity in earnings of unconsolidated subsidiaries	—	861
Other	—	(7)
Balance at December 31, 2003	$ —	$ 30,640
Contributions to unconsolidated subsidiaries	26,789	—
Distributions from unconsolidated subsidiaries	(17,709)	(10,955)
Equity in earnings of unconsolidated subsidiaries	8,698	3,767
Other	—	—
Balance at December 31, 2004	**$ 17,778**	**$ 23,452**

Summarized financial information related to Newcastle's unconsolidated subsidiaries, through the date of their distribution to Holdings, as applicable, was as follows (in thousands):

	Operating Real Estate Subsidiary (A)(B)	**Real Estate Loan Subsidiary** (A)(C)	
	December 31,	**December 31,**	
	2004	**2004**	2003
Assets	**$ 89,222**	**$47,170**	$61,628
Liabilities	**(53,000)**	**—**	—
Minority interest	**(666)**	**(266)**	(348)
Equity	**$ 35,556**	**$46,904**	$61,280
Equity held by Newcastle	**$ 17,778**	**$23,452**	$30,640

				Austin (D)	Fund I (A)
	2004	**2004**	2003	2002	2002
Revenues	**$ 25,011**	**$ 7,852**	$ 1,885	$ 585	$ 9,740
Expenses	**(7,159)**	**(111)**	(152)	(477)	(4,470)
Minority interest	**(328)**	**(44)**	(10)	(45)	—
Net income (loss)	**$ 17,524**	**$ 7,697**	$ 1,723	$ 63	$ 5,270
Newcastle's equity in net income (loss)	**$ 8,698**	**$ 3,767**	$ 862	$ 59	$ 303

(A) Except for Austin, the unconsolidated subsidiaries' summary financial information is presented on a fair value basis, consistent with their internal basis of accounting. Newcastle's equity in net income excludes its predecessor's incentive income with respect to Fund I.
(B) Included in the operating real estate segment.
(C) Included in the real estate securities and real estate related loans segment.
(D) Included in the unallocated segment.

Operating Real Estate Subsidiary

In March 2004 Newcastle purchased a 49% interest in a portfolio of convenience and retail gas stores located throughout the southeastern and southwestern regions of the U.S. The properties are subject to a sale-leaseback arrangement under long-term triple net leases with a 15-year minimum term. Circle K Stores Inc. ("Tenant"), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. ("ACT"), is the counterparty under the leases. ACT guarantees the obligations of Tenant under the leases. Newcastle structured this transaction through a joint venture in two limited liability companies with a private investment fund managed by an affiliate of its manager, pursuant to which such affiliate co-invested on equal terms. In October 2004, the investment's initial financing was refinanced with a nonrecourse term loan ($53.0 million outstanding at December 31, 2004), which bears interest at a fixed rate of 6.04%. The required payments under the loan consist of interest only during the first two years, followed by a 25-year amortization schedule with a balloon payment due in October 2014.

This limited liability company is an investment company and therefore maintains its financial records on a fair value basis. Newcastle has retained such accounting relative to its investment in such limited liability company, which is accounted for under the equity method at fair value.

Real Estate Loan Subsidiary

In November 2003, Newcastle and a private investment fund managed by an affiliate of the Manager co-invested and each indirectly own an approximately 38% interest in DBNC Peach Manager LLC, a limited liability company that has acquired a pool of franchise loans collateralized by fee and leasehold interests and other assets from a third party financial institution. The Manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution. Newcastle has no additional capital commitment to the limited liability company.

This limited liability company is an investment company and therefore maintains its financial records on a fair value basis. Newcastle has retained such accounting relative to its investment in such limited liability company, which is accounted for under the equity method at fair value.

Fund I

The managing member of Fund I was Fortress Fund MM LLC (the "Fund I Managing Member"), which was owned jointly, through subsidiaries, by Holdings, approximately 94%, and the Manager, approximately 6%. A separate class of membership interests in the Fund I Managing Member reflected the entitlement to the incentive return payable by Fund I, as described below, which was owned 50% by the Manager and 50% by Holdings.

The Fund I Managing Member was entitled to receive an annual management fee of up to 1.5% of Fund I's invested capital or total equity commitments. Holdings was not charged management fees for its investment in Fund I. Pursuant to an agreement between the Fund I Managing Member and the Manager, the Manager was entitled to 100% of the management fee paid by Fund I to the Fund I Managing Member. Since the management fees paid to the Manager flowed through Holdings through its ownership of the Fund I Managing Member, they were reflected as gross amounts in both Management Fee from Affiliate and Management Fee to Affiliate, although they had no effect on net income.

The Fund I Managing Member was entitled to an incentive return (the "Incentive Return") generally equal to 20% of Fund I's returns, as defined. Holdings recorded as incentive income the amount that would be due based on the fair value of the assets in Fund I exceeding the required return at a specific point in time as if the management arrangement was terminated on that date. Based on this methodology, Holdings' incentive income in each reporting period reflected changes in the fair value of the assets in Fund I. As such, Holdings accrued $27.5 million of Incentive Return through the date of the commencement of Newcastle's operations. This amount was recorded in Incentive Income from Affiliate. The Manager was entitled to 50% of this income which Holdings recorded as Incentive Compensation to Affiliate.

(dollars in tables in thousands, except per share data)

Austin

In 1998, Holdings and Fortress Principal Investment Group LLC ("FPIG"), an affiliate of the Manager, formed Austin Holdings Corporation ("Austin"). Holdings held non-voting preferred stock in Austin which represented a 95% economic ownership, and had a liquidation preference over the common stockholders. FPIG was the holder of all of the common stock which represented 100% of the vote and 5% of the economic ownership interest of Austin. Austin owned certain non-performing loans and foreclosed real estate as well as 100% of the common stock of Ascend Residential Holdings, Inc. ("Ascend"). Ascend's primary business was the acquisition, rehabilitation and sale of single-family residential properties.

4. REAL ESTATE SECURITIES

The following is a summary of Newcastle's real estate securities at December 31, 2004 and 2003, all of which are classified as available for sale and are therefore marked to market through other comprehensive income pursuant to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

December 31, 2004

Asset Type	Current Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Number of Securities	Weighted Average S&P Equivalent Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
CMBS—conduit	$1,024,762	$ 995,194	$ 54,506	$ (7,240)	$1,042,460	162	BBB–	6.17%	6.80%	7.53
CMBS—large loan	583,758	580,383	9,781	(168)	589,996	68	BBB	5.16%	5.41%	2.35
CMBS—B-Note	173,587	170,884	2,614	(379)	173,119	28	BB+	6.31%	6.58%	6.12
Unsecured REIT debt	735,402	750,489	38,433	(3,200)	785,722	90	BBB–	6.51%	6.15%	7.34
ABS—manufactured housing	221,803	198,181	5,328	(4,494)	199,015	11	B	7.10%	8.83%	5.67
ABS—home equity	298,934	297,083	3,072	(83)	300,072	44	A–	4.16%	4.29%	4.06
ABS—franchise	77,825	75,631	2,493	(540)	77,584	17	BBB+	7.13%	8.79%	5.25
Agency RMBS	199,182	201,803	—	(275)	201,528	3	AAA	4.69%	4.41%	3.35
Total/Average[(A)]	$3,315,253	$3,269,648	$116,227	$(16,379)	$3,369,496	423	BBB	5.89%	6.19%	5.76

(A) The total current face amount of fixed rate securities was $2,472.1 million, and of floating rate securities was $843.2 million.

Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred during the years ended December 31, 2004, 2003 or 2002. The unrealized losses on Newcastle's securities are primarily the result of market factors, rather than credit impairment, and Newcastle believes their carrying values are fully recoverable over their expected holding period. One of the securities had an immaterial interest shortfall at December 31, 2004, which has subsequently been brought current; no other securities are delinquent.

Securities in an Unrealized Loss Position

Less than twelve months	$ 866,660	$ 872,077	$ —	$ (9,202)	$ 862,875	95	BBB+	5.45%	5.37%	6.47
Twelve or more months	63,484	60,355	—	(7,178)	53,177	7	BB–	6.37%	7.66%	5.92
Total	$ 930,144	$ 932,432	$ —	$(16,380)	$ 916,052	102	BBB+	5.51%	5.52%	6.43

The unrealized losses on most of the securities in the "twelve or more months" category were primarily caused by changes in market credit spreads. With respect to two of such securities, the unrealized losses were primarily caused by market perceptions of the credit quality of such securities. None of the securities in this category are in default or delinquent and Newcastle has performed credit analyses in relation to such securities which support its belief that the carrying values of such securities are fully recoverable over their expected holding period. Although management expects to hold these securities until their recovery, there is no assurance that such securities will not be sold or at what price they may be sold.

December 31, 2003

								Weighted Average			
Asset Type	Current Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Number of Securities	S&P Equivalent Rating	Coupon	Yield	Maturity (Years)
CMBS—Conduit	$ 830,471	$ 794,973	$39,308	$ (7,313)	$ 826,968	126	BBB−	6.39%	7.13%	7.64
CMBS—Large Loan	374,208	370,480	2,064	(1,003)	371,541	43	BBB	3.98%	4.40%	2.65
CMBS—B-Note	57,653	55,577	1,141	(41)	56,677	10	BB+	6.37%	7.05%	7.06
Unsecured REIT Debt	532,008	541,648	44,301	(1,241)	584,708	71	BBB−	7.18%	6.85%	7.28
ABS—Manufactured Housing	243,938	217,244	3,402	(2,947)	217,699	8	BBB+	7.07%	8.98%	6.11
ABS—Home Equity	74,867	74,845	785	—	75,630	15	A	3.26%	3.35%	4.88
ABS—Franchise	60,393	57,598	2,383	(477)	59,504	11	A	8.60%	10.00%	5.95
Total/Average[(A)]	$2,173,538	$2,112,365	$93,384	$(13,022)	$2,192,727	284	BBB	6.20%	6.71%	6.36

(A) The total current face amount of fixed rate securities was $1,531.6 million, and of floating rate securities was $457.5 million.

The following is a reconciliation of real estate securities:

	Real Estate Securities			
	Current Face Amount	Market (Discount)/Premium	Loss Allowance	Amortized Cost Basis
Balance at December 31, 2002	$1,025,680	$(70,546)	$—	$ 955,134
Purchases	1,476,600	(14,428)	—	1,462,172
Collections of principal	(45,183)	(608)	—	(45,791)
Cost of securities sold	(249,303)	6,846	—	(242,457)
Accretion	—	5,710	—	5,710
Consolidation of ICH CMO (Note 6)	(34,256)	11,853	—	(22,403)
Balance at December 31, 2003	$2,173,538	$(61,173)	$—	$2,112,365
Purchases	1,500,549	4,084	—	1,504,633
Collections of principal	(181,008)	—	—	(181,008)
Cost of securities sold	(177,826)	4,677	—	(173,149)
Accretion	—	6,807	—	6,807
Balance at December 31, 2004	**$3,315,253**	**$(45,605)**	**$—**	**$3,269,648**

During 2004 and 2003, Newcastle recorded gross realized gains of approximately $20.0 million and $14.5 million, respectively, and gross realized losses of approximately $0.0 million and $1.9 million, respectively, related to the sale of real estate securities.

The securities are encumbered by the CBO securitizations and by repurchase agreements (Note 8) at December 31, 2004.

Newcastle enters into short-term warehouse agreements with major investment banks for the right to purchase commercial mortgage backed securities, unsecured REIT debt, real estate loans and asset backed securities for its real estate securities portfolios, prior to their being financed with CBOs. These agreements are treated as non-hedge derivatives for accounting purposes and are therefore marked to market through current income. If the related CBO is not consummated, except as a result of Newcastle's gross negligence, willful misconduct or breach of contract, Newcastle would be required to pay the Net Loss, if any, as defined, up to the related deposit, less any Excess Carry Amount, as defined, earned on such deposit. Although Newcastle currently anticipates completing the most recent CBO in the near term, there is no assurance that such CBO will be consummated or on what terms it will be consummated. The following table summarizes the agreements (in thousands):

	December 31, 2004			Income (Loss) Recorded		
Deal Status	**Collateral Accumulated[(1)]**	**Aggregate Deposit**	**Fair Value**	**2004**	2003	2002
Completed				**$2,604**	$3,730	$652
Open	**$224,928**	**$24,901**	**$25,411**	**510**	—	—
Total				**$3,114**	$3,730	$652

(1) Excludes $32.5 million of collateral accumulated on balance sheet and recorded in real estate securities.

(dollars in tables in thousands, except per share data)

5. REAL ESTATE RELATED LOANS AND RESIDENTIAL MORTGAGE LOANS

The following is a summary of real estate related loans and residential mortgage loans. The loans contain various terms, including fixed and floating rates, self-amortizing and interest only. They are generally subject to prepayment.

	December 31,				December 31, 2004			
	2004	2003	**2004**	2003				
Loan Type	Current Face Amount		Carrying Value[(B)]		**Loan Count**	**Weighted Average Yield**	**Weighted Average Maturity (Years)[(C)]**	**Delinquent Carrying Amount**
B-Notes	**$132,777**	$ 61,640	**$133,344**	$ 61,591	**23**	**6.44%**	**2.30**	**$ —**
Mezzanine loans	**80,000**	—	**80,052**	—	**4**	**5.25%**	**1.97**	**—**
Bank loans	**146,909**	99,859	**146,909**	99,859	**3**	**6.73%**	**1.99**	**—**
Real estate loans	**29,555**	—	**28,911**	—	**2**	**16.55%**	**1.24**	**—**
ICH CMO loans[(A)]	**205,147**	243,809	**202,674**	241,334	**123**	**8.16%**	**2.86**	**11,274**
Total real estate related loans	**$594,388**	$405,308	**$591,890**	$402,784	**155**	**7.44%**	**2.32**	**$11,274**
Residential mortgage loan portfolio	**$645,381**	$578,330	**$654,784**	$586,237	**1,653**	**3.71%**	**3.84**	**$ 1,148**

(A) In October 2003, pursuant to FIN No. 46, Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which is referred to as the ICH CMO, was previously treated as a non-consolidated residual interest in such securitization. Newcastle exercises no control over the management or resolution of these assets and its residual investment in this entity was recorded at $2.9 million prior to its consolidation. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loan assets and gross bonds payable of this entity in its financial statements.

(B) The aggregate United States federal income tax basis for such assets at December 31, 2004 was approximately equal to their book basis.

(C) The weighted average maturity for the residential mortgage loan portfolio was calculated based on a constant prepayment rate (CPR) of 22.6%.

The following is a reconciliation of real estate related loans and residential mortgage loans.

	Real Estate Related Loans				Residential Mortgage Loans			
	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Carrying Value	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Carrying Value
Balance at December 31, 2002	$ 26,423	$ (6)	$ —	$ 26,417	$ 254,201	$ 3,997	$ —	$ 258,198
Purchases/advances	152,322	(84)	—	152,238	524,502	8,116	—	532,618
Collections of principal	(20,513)	—	—	(20,513)	(39,545)	—	—	(39,545)
Cost of loans sold	—	—	—	—	(160,828)	(2,869)	—	(163,697)
Accretion	—	41	—	41	—	(1,237)	—	(1,237)
Loss allowance	—	—	—	—	—	—	(100)	(100)
Consolidation of ICH CMO	247,076	—	(2,475)	244,601	—	—	—	—
Balance at December 31, 2003	$405,308	$(49)	$(2,475)	$402,784	$ 578,330	$ 8,007	$(100)	$ 586,237
Purchases/advances	281,340	15	—	281,355	347,318	3,055	—	350,373
Collections of principal	(92,425)	—	2	(92,423)	(154,660)	—	—	(154,660)
Cost of loans sold	—	—	—	—	(125,607)	874	—	(124,733)
Accretion	165	9	—	174	—	(2,533)	—	(2,533)
Loss allowance	—	—	—	—	—	—	100	100
Balance at December 31, 2004	**$594,388**	**$(25)**	**$(2,473)**	**$591,890**	**$ 645,381**	**$ 9,403**	**$ —**	**$ 654,784**

In November 2004, Newcastle entered into a total rate of return swap with a major investment bank, whereby Newcastle receives the sum of all interest (at LIBOR + 2.25%), fees and any positive change in value amounts (the total return cash flows) from a referenced term loan (to a retail mall REIT) with an initial notional amount of $107.0 million, and pays interest (at LIBOR + 0.50%) on such notional plus any negative change in value amounts from such loan. This agreement is recorded in Derivative Assets and is treated as a non-hedge derivative for accounting purposes and is therefore marked to market through income. Under the agreement, Newcastle was required to post an initial margin deposit equal to 17% of the notional amount and additional margin may be payable in the event of a decline in value of the referenced term loan. Any margin on deposit, less any negative change in value payments, will be returned to Newcastle upon termination of the contract.

The average carrying amount of Newcastle's real estate related loans was approximately $486.2 million and $113.6 million during 2004 and 2003, respectively, on which Newcastle earned approximately $36.7 million and $10.7 million of gross revenues, respectively.

The average carrying amount of Newcastle's residential mortgage loans was approximately $637.4 million and $400.0 million during 2004 and 2003, respectively, on which Newcastle earned approximately $19.1 million and $12.9 million of gross revenues, respectively.

The residential mortgage loan portfolio is encumbered by repurchase agreements and a term loan (Note 8), the ICH CMO loans are encumbered by the ICH CMO Bonds (Note 8) and the real estate related loans are encumbered by the CBO securitizations, term loans and repurchase agreements (Note 8).

6. OPERATING REAL ESTATE

The following is a reconciliation of operating real estate assets and accumulated depreciation:

	Gross	Accumulated Depreciation	Net
Operating Real Estate			
Balance at December 31, 2002	$123,112	$ (9,460)	$113,652
Improvements	576	—	576
Foreign currency translation	25,313	(2,247)	23,066
Depreciation	—	(3,043)	(3,043)
Transferred to Real Estate Held for Sale	(34,671)	3,415	(31,256)
Balance at December 31, 2003	$114,330	$(11,335)	$102,995
Improvements	148	—	148
Foreign currency translation	8,899	(1,094)	7,805
Depreciation	—	(2,137)	(2,137)
Transferred to Real Estate Held for Sale	(57,686)	6,068	(51,618)
Balance at December 31, 2004	**$ 65,691**	**$ (8,498)**	**$ 57,193**
Canadian properties	**$ 65,691**	**$ (8,498)**	**$ 57,193**
Belgian properties	—	—	—
Total	**$ 65,691**	**$ (8,498)**	**$ 57,193**
Real Estate Held for Sale			
Balance at December 31, 2002			$ 3,471
Sold			(3,471)
Transferred from Operating Real Estate			31,256
Mark to market			(1,852)
Balance at December 31, 2003			$ 29,404
Improvements			73
Foreign currency translation			(735)
Sold			(67,984)
Transferred from Operating Real Estate			51,618
Balance at December 31, 2004			**$ 12,376**
Canadian properties			**$ —**
Belgian properties			**12,376**
Total			**$ 12,376**

All of Newcastle's U.S. properties (the "GSA Portfolio") were distributed to Holdings prior to the commencement of Newcastle's operations. Such properties were primarily leased to the General Services Administration of the U.S. Government. The GSA Portfolio was financed by a securitization which was also distributed to Holdings.

(dollars in tables in thousands, except per share data)

The Canadian properties are primarily leased to Bell Canada, a wholly-owned subsidiary of BCE, Inc. and are referred to as the "Bell Canada Portfolio." For 2004, 2003 and 2002, approximately 99%, 98% and 99% of Newcastle's consolidated rental and escalation income from continuing operations was attributable to Bell Canada. The Bell Canada leases expire in 2006 and 2007. The lease of the primary tenant of one of these properties, the smallest property in the portfolio, expired in March 2004 and this building is now vacant; in January 2005, we agreed to the terms for a sale of this property and received a nonrefundable deposit thereon. In March 2005, we agreed to the terms for a sale of another of the Bell Canada properties and received a nonrefundable deposit thereon. Each Bell Canada lease contains one five-year lease renewal option and provides for a significant payment due upon expiration of the lease. These terminal payments have been included in the calculation of straight-line rental income assuming that each lease is renewed once. The Bell Canada leases also provide for the reimbursement of substantially all operating expenses and property taxes plus an administrative fee. The Bell Canada Portfolio is encumbered by the Bell Canada bonds (Note 8).

The Belgian properties are referred to as the "LIV Portfolio" and are leased to a variety of tenants. The leases on the Belgian properties provide for annual increases in base rent based on the change in a Belgian index, as well as payment of increases in operating expenses and real estate taxes over base year amounts.

The following is a schedule of the future minimum rental payments to be received under non-cancelable operating leases:

2005	$ 6,221
2006	4,403
2007	1,279
2008	190
2009	190
Thereafter	190
	$12,473

In May 2002, Holdings sold one of its GSA Properties with a net basis of $33.0 million for a net purchase price of approximately $34.1 million, at a gain of $1.1 million.

In May 2002, Newcastle sold a property in the LIV portfolio for gross proceeds of approximately $8.9 million, at a loss of approximately $1.1 million.

In 2002, Newcastle entered into contracts to sell two commercial properties located in Canada for gross proceeds of approximately $2.6 million, at a loss of approximately $1.6 million including the write off of accumulated other comprehensive income related to foreign currency translation. The sales were completed in April 2003.

In June 2004, Newcastle consummated the sale of five properties in the LIV portfolio. These properties had been classified as held for sale since December 2003. Newcastle recognized a $1.5 million loss on this sale in December 2003. In addition, Newcastle recognized a $1.2 million loss in 2004, primarily related to the prepayment of the debt on such properties.

In December 2004, Newcastle sold two properties in the LIV portfolio at a gain of approximately $5.3 million, net of prepayment penalties on the related debt.

In March 2004, Newcastle committed to a plan to sell one property in the LIV portfolio. Newcastle expects a sale of this property to be completed by the first quarter of 2005. Accordingly, this property has been reclassified as Real Estate Held for Sale. Although Newcastle currently anticipates completing this sale in the near term, there is no assurance that this sale will be completed or on what terms it will be completed. This property is the last remaining property in the LIV portfolio.

Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations, including the gain or loss, of all sold or "held for sale" properties in Income from Discontinued Operations for all periods presented.

Gross revenues from discontinued operations, which include those investments distributed to Holdings as discussed in Note 2, were approximately $10.6 million, $6.7 million and $35.4 million in 2004, 2003 and 2002, respectively. Interest expense included in discontinued operations was approximately $3.4 million, $4.0 million and $15.2 million in 2004, 2003 and 2002 respectively.

The following table sets forth certain information regarding the operating real estate portfolio:

Type of Property	Location	Initial Cost[(A)]	Costs Capitalized Subseq. to Acq'n[(A)]	December 31, 2004 Gross Carrying Amount	Accum. Depr.	Net Carrying Value[(B)]	Encumb.	Occ.[(C)]	Net Rentable Sq. Ft.[(C)]	Acq'n Date[(C)]	Year Built/ Renovated[(C)]
Off. Bldg.	Etobicoke, ON	$11,687	$ 866	**$12,553**	**$1,817**	**$10,736**	**$10,623**	**—%**	177,214	10/98	1972/1978
Off. Bldg.	London, ON	19,133	400	**19,533**	**2,880**	**16,653**	**9,286**	**95.2%**	325,764	10/98	1980
Industrial/Distribution	Toronto, ON	33,376	229	**33,605**	**3,801**	**29,804**	**22,513**	**100.0%**	624,786	10/98	1963/71/79
Subtotal—Canada		64,196	1,495	**65,691**	**8,498**	**57,193**	**42,422**	**82.9%**	1,127,764		
Off. Bldg.	G. Bijgaarden, BEL	N/A	N/A	**12,376**	**N/A**	**12,376**	**—**	**84.0%**	81,763	11/99	1994
Subtotal—Belgium (Held for Sale)		—	—	**12,376**	**—**	**12,376**	**—**	**84.0%**	81,763		
	Totals	$64,196	$1,495	**$78,067**	**$8,498**	**$69,569**	**$42,422**	**83.0%**	1,209,527		

(A) Adjusted for changes in foreign currency exchange rates, which aggregated $4.7 million of gain and $10.4 million of gain between land, building and improvements in 2004 and 2003 respectively.

(B) The aggregate United States federal income tax basis for such assets at December 31, 2004 was approximately $71.8 million.

(C) Unaudited.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of Newcastle's financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. It should be noted that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate, credit spread and currency rate environments as of December 31, 2004 and do not take into consideration the effects of subsequent interest rate, credit spread or currency rate fluctuations.

The carrying values and estimated fair values of Newcastle's financial instruments at December 31, 2004 and 2003 were as follows:

	Carrying Value December 31, 2004	Carrying Value December 31, 2003	Principal Balance or Notional Amount December 31, 2004	Estimated Fair Value December 31, 2004	Estimated Fair Value December 31, 2003
Assets:					
Real estate securities, available for sale	**$3,369,496**	$2,192,727	**$3,315,253**	**$3,369,496**	$2,192,727
Real estate securities portfolio deposit	**25,411**	19,541	**See below**	**25,411**	19,541
Real estate related loans	**591,890**	402,784	**594,388**	**600,528**	429,860
Residential mortgage loans	**654,784**	586,237	**645,381**	**654,784**	586,237
Interest rate caps, treated as hedges[(A)]	**3,554**	8,294	**375,019**	**3,554**	8,294
Total return swap[(A)]	**399**	—	**See below**	**399**	—
Liabilities:					
CBO bonds payable	**2,656,510**	1,793,533	**2,681,395**	**2,720,704**	1,836,628
Other bonds payable	**222,266**	260,674	**222,729**	**227,510**	282,014
Notes payable	**652,000**	154,562	**652,000**	**652,000**	155,058
Repurchase agreements	**490,620**	715,783	**490,620**	**490,620**	715,783
Interest rate swaps, treated as hedges[(B)]	**13,239**	28,881	**2,011,418**	**13,239**	28,881
Non-hedge derivative obligations[(C)]	**796**	747	**See below**	**796**	747

(A) Included in Derivative Assets. The longest cap maturity is October 2015. The total return swap matures in November 2008.

(B) Included in Derivative Assets or Liabilities, as applicable. The longest swap maturity is November 2018.

(C) Included in Derivative Assets or Liabilities, as applicable. The longest maturity is July 2038.

The methodologies used and key assumptions made to estimate fair value are as follows:

Real Estate Securities, Available for Sale—The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

Real Estate Securities Portfolio Deposit—The fair value of this deposit, which is treated as a non-hedge derivative, is estimated by obtaining third party broker quotations on the underlying securities, if available and practicable, and counterparty quotations, including a counterparty quotation on the portion of the fair value resulting from the Excess Carry Amount, as defined, earned on such deposit. This deposit is more fully described in Note 4.

Real Estate Related Loans—The fixed rate B-Notes were valued by obtaining counterparty quotations. The rest of the B-Notes as well as the mezzanine loans, bank loans, and real estate loans, with one exception, bear floating rates of interest and Newcastle believes that, for similar financial instruments with comparable credit risks, their effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value. The one fixed rate loan was purchased on December 29, 2004 and therefore its carrying amount is believed to approximate fair value. The ICH CMO loans were valued by discounting expected future receipts by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Residential Mortgage Loans—This portfolio of mortgage loans bears a floating rate of interest. Newcastle believes that, for similar financial instruments with comparable credit risks, the effective rate on this portfolio approximates a market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

Interest Rate Cap and Swap Agreements, Total Return Swap and Non-Hedge Derivative Obligations—The fair value of these agreements is estimated by obtaining counterparty quotations. The total return swap is more fully described in Note 5.

CBO Bonds Payable—These bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Other Bonds Payable—The Bell Canada bonds were valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. The ICH CMO bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Notes Payable—The LIV mortgage was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. It was repaid in December 2004. The real estate related loan financings and residential mortgage loan financing bear floating rates of interest. Newcastle believes that, for similar financial instruments with comparable credit risks, their effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

Repurchase Agreements—These agreements bear floating rates of interest and Newcastle believes that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

8. DEBT OBLIGATIONS

The following table presents certain information regarding Newcastle's debt obligations and related hedges:

Debt Obligation/Collateral	Month Issued	Current Face Amount December 31, 2004	Current Face Amount December 31, 2003	Carrying Value December 31, 2004	Carrying Value December 31, 2003	Unhedged Weighted Average Funding Cost	Final Stated Maturity	Weighted Average Funding Cost[1]	Weighted Average Maturity (Years)	Face Amount of Floating Rate Debt	Collateral Carrying Value	Collateral Weighted Average Maturity (Years)	Face Amount of Floating Rate Collateral	Aggregate Notional Amount of Currently Effective Hedges
CBO Bonds Payable														
Real estate securities and loans	July 1999	$ **436,895**	$ 437,500	$ **432,893**	$ 431,802	4.08%[2]	July 2038	4.85%	4.21	$ 341,895	$ 587,861	6.04	$ —	$ 328,699
Real estate securities and loans	Apr. 2002	**444,000**	444,000	**440,427**	439,832	3.67%[2]	Apr. 2037	6.18%	5.38	372,000	505,927	6.16	84,733	290,000
Real estate securities and loans	Mar. 2003	**472,000**	472,000	**467,905**	467,325	3.68%[2]	Mar. 2038	4.45%	7.31	427,800	499,813	5.60	144,682	276,060
Real estate securities and loans	Sept. 2003	**460,000**	460,000	**455,115**	454,574	3.28%[2]	Sept. 2038	4.32%	7.87	442,500	497,524	4.93	233,990	192,500
Real estate securities and loans	Mar. 2004	**414,000**	—	**410,018**	—	3.31%[2]	Mar. 2039	3.85%	7.63	382,750	449,244	6.01	217,652	165,300
Real estate securities and loans	Sept. 2004	**454,500**	—	**450,152**	—	3.16%[2]	Sept. 2039	3.90%	8.20	442,500	499,867	6.46	252,886	189,373
		2,681,395	1,813,500	**2,656,510**	1,793,533			4.59%	6.78	2,409,445	3,040,236	5.87	933,943	1,441,932
Other Bonds Payable														
Bell Canada portfolio[4]	Apr. 2002	**42,885**	42,866	**42,422**	42,168	7.02%	Apr. 2012	7.02%	1.43	—	57,193	N/A	—	—
ICH CMO loans[5]	(5)	**179,844**	218,506	**179,844**	218,506	6.61%[2]	Aug. 2030	6.61%	2.79	3,684	202,674	2.86	3,684	—
		222,729	261,372	**222,266**	260,674			6.69%	2.53	3,684	259,867		3,684	—
Notes Payable														
LIV portfolio	Nov. 2002	—	74,562	—	74,562	N/A	(3)	N/A	—	—	—	—	—	—
Real estate related loan	Nov. 2003	**67,523**	80,000	**67,523**	80,000	LIBOR+1.50%	Nov. 2006	3.92%	1.64	67,523	83,909	1.64	83,909	—
Real estate related loan[6]	Feb. 2004	**40,000**	—	**40,000**	—	LIBOR+1.50%	Feb. 2005	4.26%	0.17	40,000	50,000	2.13	50,000	—
Residential mortgage loans[7]	Nov. 2004	**544,477**	—	**544,477**	—	LIBOR+0.15%	Nov. 2007	2.46%	2.10	544,477	583,922	3.76	575,759	—
		652,000	154,562	**652,000**	154,562			2.72%	1.93	652,000	717,831	3.40	709,668	—
Repurchase Agreements[7]														
Residential mortgage loans[8]	Rolling	**67,382**	557,191	**67,382**	557,191	LIBOR+0.43%	Mar. 2005	2.99%	0.25	67,382	70,862	4.49	69,622	—
ABS—manufactured housing[9]	Rolling	**103,738**	138,992	**103,738**	138,992	LIBOR+0.64%	Mar. 2005	4.29%	0.17	103,738	146,309	5.11	—	95,700
Agency RMBS[10]	Rolling	**195,754**	—	**195,754**	—	LIBOR+0.13%	Jan. 2005	3.81%	0.08	195,754	201,528	3.35	—	195,409
Real estate securities	Rolling	**67,471**	19,600	**67,471**	19,600	LIBOR+0.61%	Oct. 2005	3.29%	0.22	67,471	91,771	3.73	32,609	21,295
Real estate related loans[11]	Rolling	**56,275**	—	**56,275**	—	LIBOR+0.95%	Oct. 2005	3.34%	0.69	56,275	73,500	1.87	73,500	—
		490,620	715,783	**490,620**	715,783			3.67%	0.21	490,620	583,970	3.80	175,731	312,404
Total debt obligations		**$4,046,744**	$2,945,217	**$4,021,396**	$2,924,552			4.29%	4.97	$3,555,749	$4,601,904		$1,823,026	$1,754,336

(1) Including the effect of applicable hedges.
(2) Weighted average, including floating and fixed rate classes.
(3) Repaid in December 2004.
(4) Denominated in Canadian dollars.
(5) See Note 5.
(6) Maturity date extended in January 2005 from February 2005 to February 2006.
(7) Subject to potential mandatory prepayments based on collateral value.
(8) The counterparty on this repo is Bear Stearns Mortgage Capital Corporation.
(9) The counterparty on these repos is Greenwich Capital Markets Inc.
(10) The counterparty on this repo is Bank of America Securities LLC.
(11) The counterparty on these repos is Deutsche Bank AG.

Certain of the debt obligations included above are obligations of consolidated subsidiaries of Newcastle which own the related collateral. In some cases, such collateral is not available to other creditors of Newcastle.

CBO Bonds Payable

In connection with the sale of two classes of CBO bonds, Newcastle entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting. Changes in the values of these instruments have been recorded currently in income.

In November 2001, Newcastle sold the retained subordinated $17.5 million Class E Note from its first CBO to a third party. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO Bonds Payable. In April 2002, a wholly-owned subsidiary of Newcastle repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO Bonds Payable. The Class E Note is included in the collateral for Newcastle's second CBO. The Class E Note is eliminated in consolidation.

One class of the CBO bonds, with a $395.0 million face amount, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. These bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon.

In July 2004, Newcastle refinanced $342.5 million of the AAA and AA bonds in its first CBO. $322.5 million of AAA bonds were refinanced at LIBOR +0.30% from LIBOR +0.65% and $20.0 million of AA bonds were refinanced at LIBOR +0.50% from LIBOR +0.80%. In connection with this transaction, Newcastle incurred approximately $1.5 million of costs, which are included in Gain on Settlement of Investments, Net.

Other Bonds Payable

In connection with the Bell Canada securitization, Newcastle guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada securitization is not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2004. A portion of the Bell Canada securitization has been repaid with proceeds from the sale of properties in the Bell Canada portfolio.

In October 2003, Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loans assets (Note 5) and gross bonds payable of this entity in its financial statements.

Notes Payable

The LIV mortgage was repaid in full during 2004 with proceeds from the sale of properties in the LIV portfolio.

Predecessor

Newcastle's predecessor had two primary debt obligations which were distributed to it upon Newcastle's formation, a securitization which was secured by the GSA Portfolio (Note 6) and a credit facility. Interest on the securitization is included in discontinued operations through the date of Newcastle's formation; interest on the credit facility is included in interest expense through such date.

Maturity Table

Newcastle's debt obligations (gross of $25.3 million of discounts at December 31, 2004) have contractual maturities as follows (in millions):

2005	$ 535,870
2006	62,273
2007	544,477
2008	—
2009	—
Thereafter	2,904,124
	$4,046,744

9. STOCK OPTION PLAN

In June 2002, Newcastle (with the approval of the board of directors) adopted a nonqualified stock option and incentive award plan (the "Newcastle Option Plan") for officers, directors, consultants and advisors, including the Manager and its employees. The maximum available for issuance is equal to 10% of the number of outstanding equity interests of Newcastle, subject to a maximum of 10,000,000 shares in the aggregate over the term of the plan.

The non-employee directors have been, in accordance with the Newcastle Option Plan, automatically granted options to acquire an aggregate of 16,000 shares of common stock, which vest over three years. The fair value of such options was not material at the date of grant.

Through December 31, 2004, for the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle, the Manager has been granted options representing the right to acquire 2,325,727 shares of common stock, with strike prices subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events (including capital dividends and capital distributions made by Newcastle). The Manager options represented an amount equal to 10% of the shares of common stock of Newcastle sold in its public offerings and the value of such options was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. The options granted to the Manager, which may be assigned by the Manager to its employees, were fully vested on the date of grant and one thirtieth of the options become exercisable on the first day of each of the following thirty calendar months, or earlier upon the occurrence of certain events, such as a change in control of Newcastle or the termination of the Management Agreement. The options expire ten years from the date of issuance.

The following table summarizes our outstanding options at December 31, 2004:

Recipient	Date of Grant/Exercise	Number of Options	Weighted Average Exercise Price	Fair Value at Grant Date (millions)
Directors	Various	16,000	$15.69	Not Material
Manager[(B)]	October 2002	700,000	$13.00	$0.4[(A)]
Manager[(B)]	July 2003	460,000	$20.35	$0.8[(A)]
Manager[(B)]	December 2003	328,227	$22.85	$0.4[(A)]
Manager[(B)]	January 2004	330,000	$26.30	$0.6[(A)]
Manager[(B)]	May 2004	345,000	$25.75	$0.5[(A)]
Manager[(B]	November 2004	162,500	$31.40	$0.5[(A)]
Exercised[(B)]	Prior to 2004	(2,500)	$13.90	
Exercised[(B)]	2004	(107,500)	$13.29	
Outstanding		2,231,727	$21.25	

(A) The fair value of the options was estimated by reference to a binomial option pricing model. Since the Newcastle Option Plan has characteristics significantly different from those of traded options, and since the assumptions used in such model, particularly the volatility assumption, are subject to significant judgment and variability, the actual value of the options could vary materially from management's estimate. The assumptions used in such model were as follows:

Date of Grant	Volatility	Dividend Yield	Expected Life (Years)	Risk-Free Rate
October 2002	15%	13.85%	10	4.05%
July 2003	15%	9.83%	10	3.63%
December 2003	15%	8.75%	10	4.23%
January 2004	15%	7.60%	10	4.23%
May 2004	15%	9.32%	10	4.77%
November 2004	18%	7.64%	10	4.21%

(B) The Manager assigned certain of its options to its employees as follows:

	Year Assigned		
Strike Price	**2004**	2003	Total Inception to Date
$13.00	**267,750**	1,750	269,500
$20.35	**192,050**	1,150	193,200
$22.85	**147,702**	—	147,702
$26.30	**136,950**	—	136,950
$31.40	**67,438**	—	67,438
Total	**811,890**	2,900	814,790

107,000 of the exercised options were exercised by employees of the Manager subsequent to their assignment. 3,000 of the exercised options were exercised by directors.

10. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Manager

Newcastle entered into the Management Agreement with the Manager in June 2002, which provided for an initial term of one year with automatic one-year extensions, subject to certain termination rights. After the initial one-year term, the Manager's performance is reviewed annually and the Management Agreement may be terminated by Newcastle by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the affirmative vote of at least two-thirds of the independent directors, or by a majority vote of the holders of common stock. Pursuant to the Management Agreement, the Manager, under the supervision of Newcastle's board of directors, formulates investment strategies, arranges for the acquisition of assets, arranges for financing, monitors the performance of Newcastle's assets and provides certain advisory, administrative and managerial services in connection with the operations of Newcastle. For performing these services, Newcastle pays the Manager an annual management fee equal to 1.5% of the gross equity of Newcastle, as defined. Holdings' management agreement with the Manager contained substantially the same terms.

The Management Agreement provides that Newcastle will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on Newcastle's behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for Newcastle by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

To provide an incentive for the Manager to enhance the value of the common stock, the Manager is entitled to receive an incentive return (the "Incentive Compensation") on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) the Funds from Operations, as defined (before the Incentive Compensation) of Newcastle per share of common stock (based on the weighted average number of shares of common stock outstanding) plus (b) gains (or losses) from debt restructuring and from sales of property and other assets per share of common stock (based on the weighted average number of shares of common stock outstanding), exceed (2) an amount equal to (a) the weighted average of the price per share of common stock in the IPO and the value attributed to the net assets transferred to us by Holdings, and in any subsequent offerings by Newcastle (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum (divided by four to adjust for quarterly calculations) multiplied by (B) the weighted average number of shares of common stock outstanding. An affiliate of the Manager was entitled to a similar incentive return from Holdings.

	Amounts Incurred (in millions)		
	2004	2003	2002
Management fee	**$10.1**	$6.0	$4.3
Expense reimbursement	**$ 0.5**	$0.5	$0.5
Incentive compensation	**$ 8.0**	$6.2	$3.5

At December 31, 2004, an affiliate of the Manager, and its principals, owned 2.3 million shares of Newcastle's common stock and had options to purchase an additional 1.5 million shares of Newcastle's common stock (Note 9).

At December 31, 2004, Due To Affiliates is comprised of $8.0 million of incentive compensation payable and $1.0 million of management fees and expense reimbursements payable to the Manager.

Other Affiliates

In November 2003, Newcastle and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 38% interest in a limited liability company (Note 3) that has acquired a pool of franchise loans from a third party financial institution. Newcastle's investment in this entity, reflected as an investment in an unconsolidated subsidiary on Newcastle's consolidated balance sheet, was approximately $23.5 million at December 31, 2004. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution.

In January 2004, Newcastle purchased from an underwriter $31.5 million face amount of B and BB rated real estate securities (Note 4) of Global Signal Trust I, a special purpose vehicle established by Global Signal Inc. Two of Newcastle's directors are the CEO and President of Global Signal, Inc., respectively. A private equity fund managed by an affiliate of Newcastle's manager owns a significant portion of

Global Signal Inc.'s common stock. Approximately $418.0 million of Global Signal Trust I securities were issued in 7 classes, rated AAA though B, of which the B and BB classes constituted $73.0 million. The balance of the B and BB securities was sold on identical terms to a private investment fund managed by an affiliate of our manager and to a large third party mutual fund complex. The proceeds of the offering were utilized by Global Signal Inc. to repay an existing credit facility, to pay an extraordinary dividend of approximately $140 million to its stockholders of which approximately $67 million was paid to the above-referenced private equity fund, and for general working capital purposes. In December 2004, through its warehouse, Newcastle placed a deposit of approximately $2.6 million on $17.0 million of BB rated securities of Global Signal Trust II, a special purpose vehicle established by Global Signal Inc. Pursuant to an underwritten 144A offering, approximately $293.8 million of Global Signal Trust II securities were issued in 7 classes, rated AAA through BB–, of which the BB class constituted approximately $35.4 million.

In March 2004, Newcastle and a private investment fund managed by an affiliate of Newcastle's manager co-invested and each indirectly own an approximately 49% interest in a limited liability company (Note 3) that has acquired, in a sale-leaseback transaction, a portfolio of convenience and retail gas stores from a public company. The properties are subject to a number of master leases, the initial term of which in each case is a minimum of 15 years. This investment was financed with nonrecourse debt at the limited liability company level and Newcastle's investment in this entity, reflected as an investment in an unconsolidated subsidiary on Newcastle's consolidated balance sheet, was approximately $17.8 million at December 31, 2004.

In December 2004, Newcastle and a private investment fund managed by an affiliate of Newcastle's manager each made an initial investment in a new real estate related loan (Note 5) with a maximum loan amount of $128 million, subject to being drawn down under certain conditions. The loan is secured by a first mortgage on a large development project and related assets. Newcastle owns a 27.3% interest in the loan and the private investment fund owns a 72.7% interest in the loan. Major decisions require the unanimous approval of holders of interests in the loan while for other decisions, holders of interests in the loan vote based on their percentage interest therein. Newcastle and our affiliated investment fund are each entitled to transfer all or any portion of their respective interests in the loan to third parties. Newcastle's investment in this loan was approximately $11.9 million at December 31, 2004.

In January 2005, Newcastle entered into a servicing agreement with a portfolio company of a private equity fund advised by an affiliate of Newcastle's manager for them to service a portfolio of manufactured housing loans (Note 5). As compensation under the servicing agreement, the portfolio company will receive, on a monthly basis, a net servicing fee equal to 1.00% per annum on the unpaid principal balance of the loans being serviced. Newcastle acquired a portfolio of such loans in January 2005 at a cost of $308.2 million.

In each instance described above, affiliates of Newcastle's manager have an investment in the applicable affiliated fund and receive from the fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds.

11. COMMITMENTS AND CONTINGENCIES

Remarketing Agreements—One tranche of Newcastle's CBO bonds (Note 8), with a $395.0 million face amount, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. These bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). Newcastle pays annual fees of 0.12% of the outstanding face amount of such bonds under this agreement.

In connection with the remarketing procedures described above, a backstop agreement has been created whereby a third party financial institution is required to purchase such bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. Newcastle pays an annual fee of 0.20% of the outstanding face amount of such bonds under this agreement.

In addition, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of such bonds under the remarketing agreement.

Real Estate Securities Portfolio Deposit—Newcastle has the option to purchase certain real estate securities from an investment bank. To the extent that such securities decline in value, Newcastle must either purchase such securities or lose an amount equal to the lesser of such decline or its deposit. See Note 4.

Guarantee of Swap Payments—In connection with the Bell Canada bonds (Note 8), Newcastle has guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada bonds are not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2004.

Loan Commitment—With respect to one of its real estate related loans, Newcastle was committed to fund up to an additional $22.7 million at December 31, 2004, subject to certain conditions to be met by the borrower.

(dollars in tables in thousands, except per share data)

Stockholder Rights Agreement—Newcastle has adopted a stockholder rights agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, Newcastle will attach to each share of common stock one preferred stock purchase right (a "Right"). Each Right entitles the registered holder to purchase from Newcastle a unit consisting of one one-hundredth of a share of Series A Junior Participation Preferred Stock, par value $0.01 per share, at a purchase price of $70 per unit. Initially, the Rights are not exercisable and are attached to and transfer and trade with the outstanding shares of common stock. The Rights will separate from the common stock and will become exercisable upon the acquisition or tender offer to acquire a 15% beneficial ownership interest by an acquiring person, as defined. The effect of the Rights Agreement will be to dilute the acquiring party's beneficial interest. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Newcastle.

Litigation—Newcastle is, from time to time, a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability arising from such actions which existed at December 31, 2004, if any, will not materially affect Newcastle's consolidated results of operations or financial position.

Environmental Costs—As a commercial real estate owner, Newcastle is subject to potential environmental costs. At December 31, 2004, management of Newcastle is not aware of any environmental concerns that would have a material adverse effect on Newcastle's consolidated financial position or results of operations.

Debt Covenants—Newcastle's debt obligations contain various customary loan covenants. Such covenants do not, in management's opinion, materially restrict Newcastle's investment strategy or ability to raise capital. Newcastle is in compliance with all of its loan covenants at December 31, 2004.

12. INCOME TAXES

Newcastle Investment Corp. is organized and conducts its operations to qualify as a REIT under the Code. A REIT will generally not be subject to federal income tax on that portion of its income that it distributes to its stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements. Newcastle has elected to treat NC Circle Holdings II LLC as a taxable REIT subsidiary ("TRS"), effective February 27, 2004. NC Circle Holdings II LLC owns a portion of Newcastle's investment in a portfolio of convenience and retail gas stores as described in Note 3. To the extent that NC Circle Holdings II LLC generates taxable income, Newcastle has provided for relevant income taxes based on a blended statutory rate of 40%. Newcastle accounts for income taxes in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, Newcastle accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. No such material differences have been recognized through December 31, 2004.

13. SUBSEQUENT EVENTS

In January 2005, NCT sold 3.3 million shares of its common stock in a public offering at a price to the public of $29.60 per share, for net proceeds of approximately $96.6 million. For the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle, in connection with this offering, Newcastle granted options to the Manager to purchase 330,000 shares of Newcastle's common stock at the public offering price, which were valued at approximately $1.1 million.

In January 2005, Newcastle's Manager and certain of the Manager's employees exercised approximately 0.6 million options for shares of Newcastle's common stock. In connection with this exercise, Newcastle received proceeds of approximately $8.9 million.

In January 2005, Newcastle agreed to the terms for a sale of the vacant property in the Bell Canada portfolio (Note 6). The terms include a sales price of $14.3 million CAD ($11.9 million USD at December 31, 2004) and Newcastle has received a nonrefundable deposit thereon. In March 2005, Newcastle agreed to the terms for a sale of the industrial/distribution property in the Bell Canada portfolio (Note 6). The terms include a gross sale price of $47.6 million CAD ($39.6 million USD at December 31, 2004) and Newcastle has received a nonrefundable deposit thereon.

In January 2005, Newcastle, through a consolidated subsidiary, acquired a portfolio of approximately 8,100 manufactured housing loans for an aggregate purchase price of approximately $308.2 million. The loans, which were all current at the time of acquisition, are primarily fixed rate with a weighted average coupon of approximately 9.00% and a weighted average remaining term of approximately 5.00 years. Newcastle's acquisition was initially funded with approximately $246.5 million of one-year debt provided by two investment banks which is subject to adjustment based on the market value and performance of the related portfolio. The debt bears interest at LIBOR + 1.25%. Newcastle obtained an interest rate swap in order to hedge its exposure to the risk of changes in market interest rates with respect to this debt.

14. SUMMARY QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is unaudited summary information on Newcastle's quarterly operations. The distribution of investments, and related liabilities, to Holdings and the commencement of Newcastle's independent operations occurred at the beginning of the quarter ended September 30, 2002. Therefore, periods prior to this quarter are not reflective of Newcastle's ongoing operations nor are they comparable to subsequent quarters.

	Quarter Ended				Year Ended
	March 31[B]	June 30[B]	September 30[B]	December 31	December 31
2004					
Gross revenues	$ 58,857	$ 63,326	$ 64,886	$ 71,077	$ 258,146
Operating expenses	(8,860)	(7,417)	(8,952)	(8,326)	(33,555)
Operating income	49,997	55,909	55,934	62,751	224,591
Interest expense	(28,926)	(33,148)	(34,152)	(42,621)	(138,847)
Depreciation and amortization	(333)	(306)	(319)	(346)	(1,304)
Equity in earnings of unconsolidated subsidiaries[A]	1,223	2,218	3,179	3,337	9,957
Income from continuing operations	21,961	24,673	24,642	23,121	94,397
Income (loss) from discontinued operations	(110)	(1,498)	325	5,301	4,018
Preferred dividends	(1,523)	(1,524)	(1,523)	(1,524)	(6,094)
Income available for common stockholders	$ 20,328	$ 21,651	$ 23,444	$ 26,898	$ 92,321
Net income per share of common stock					
Basic	$ 0.59	$ 0.60	$ 0.61	$ 0.70	$ 2.50
Diluted	$ 0.58	$ 0.59	$ 0.60	$ 0.69	$ 2.46
Income from continuing operations per share of common stock, after preferred dividends and related accretion					
Basic	$ 0.59	$ 0.64	$ 0.60	$ 0.56	$ 2.39
Diluted	$ 0.58	$ 0.63	$ 0.59	$ 0.55	$ 2.35
Income (loss) from discontinued operations per share of common stock					
Basic	$ 0.00	$ (0.04)	$ 0.01	$ 0.14	$ 0.11
Diluted	$ 0.00	$ (0.04)	$ 0.01	$ 0.14	$ 0.11
Weighted average number of shares of common stock outstanding					
Basic	34,402	36,161	38,234	38,941	36,944
Diluted	34,976	36,671	38,883	39,663	37,558

(A) Net of income taxes on related taxable subsidiaries.

(dollars in tables in thousands, except per share data)

	Quarter Ended				Year Ended
	March 31 (B)	June 30 (B)	September 30 (B)	December 31	December 31
2003					
Gross revenues	$ 31,398	$ 38,678	$ 40,772	$ 53,206	$ 164,054
Operating expenses	(5,811)	(6,257)	(6,171)	(7,622)	(25,861)
Operating income	25,587	32,421	34,601	45,584	138,193
Interest expense	(13,896)	(18,892)	(19,244)	(27,052)	(79,084)
Depreciation and amortization	(281)	(297)	(301)	(315)	(1,194)
Equity in earnings of unconsolidated subsidiaries	—	—	—	862	862
Income from continuing operations	11,410	13,232	15,056	19,079	58,777
Income (loss) from discontinued operations	(307)	185	(350)	(2,187)	(2,659)
Preferred dividends	(203)	(1,524)	(1,523)	(1,523)	(4,773)
Income available for common stockholders	$ 10,900	$ 11,893	$ 13,183	$ 15,369	$ 51,345
Net income per share of common stock					
Basic	$ 0.46	$ 0.51	$ 0.48	$ 0.53	$ 1.98
Diluted	$ 0.46	$ 0.50	$ 0.48	$ 0.52	$ 1.96
Income from continuing operations per share of common stock, after preferred dividends and related accretion					
Basic	$ 0.48	$ 0.50	$ 0.49	$ 0.61	$ 2.08
Diluted	$ 0.48	$ 0.49	$ 0.49	$ 0.60	$ 2.06
Income (loss) from discontinued operations per share of common stock					
Basic	$ (0.02)	$ 0.01	$ (0.01)	$ (0.08)	$ (0.10)
Diluted	$ (0.02)	$ 0.01	$ (0.01)	$ (0.08)	$ (0.10)
Weighted average number of shares of common stock outstanding					
Basic	23,489	23,489	27,340	29,197	25,898
Diluted	23,620	23,679	27,620	29,563	26,141

	Quarter Ended				Year Ended
	March 31 (B)	June 30 (B)	September 30 (B)	December 31	December 31
2002					
Gross revenues	$ 8,817	$ 37,596	$ 26,286	$ 28,676	$ 101,375
Operating expenses	(366)	(12,338)	(3,982)	(5,359)	(22,045)
Operating income	8,451	25,258	22,304	23,317	79,330
Interest expense	(7,747)	(12,469)	(12,835)	(13,324)	(46,375)
Depreciation and amortization	(477)	(544)	(273)	(266)	(1,560)
Equity in earnings of unconsolidated subsidiaries	(452)	814	—	—	362
Income from continuing operations	(225)	13,059	9,196	9,727	31,757
Income (loss) from discontinued operations	1,096	329	(1,692)	5	(262)
Preferred dividends and related accretion	(638)	(524)	—	—	(1,162)
Income available for common stockholders	$ 233	$ 12,864	$ 7,504	$ 9,732	$ 30,333
Net income per share of common stock, basic and diluted	$ 0.01	$ 0.78	$ 0.46	$ 0.43	$ 1.68
Income (loss) from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted	$ (0.06)	$ 0.76	$ 0.56	$ 0.43	$ 1.69
Income (loss) from discontinued operations per share of common stock, basic and diluted	$ 0.07	$ 0.02	$ (0.10)	$ 0.00	$ (0.01)
Weighted average number of shares of common stock outstanding					
Basic	16,489	16,489	16,489	22,804	18,080
Diluted	16,489	16,489	16,489	22,843	18,090

(B) The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items vary from such report(s) due to the operations of properties sold, or classified as held for sale, during subsequent periods being retroactively reclassified to Income for Discontinued Operations for all periods presented (Note 5).

report of independent registered public accounting firm

The Board of Directors and Stockholders of
Newcastle Investment Corporation

We have audited the accompanying consolidated balance sheets of Newcastle Investment Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 3, 2005

report on internal control over financial reporting of independent registered public accounting firm

The Board of Directors and Stockholders of
Newcastle Investment Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Newcastle Investment Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2004 of the Company and our report dated March 3, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
March 3, 2005

management's report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework."

Based on our assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting is designed and operating effectively.

The Company's independent auditors have issued an audit report on our assessment of the Company's internal control over financial reporting.

By: /s/ Wesley R. Edens
Wesley R. Edens
Chairman of the Board

By: /s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

market for registrant's common equity, related stockholder matters

Our common stock has been listed and is traded on the New York Stock Exchange (NYSE) under the symbol "NCT" since our initial public offering in October 2002. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

2004	**High**	**Low**	**Last Sale**	**Distributions Declared**
First Quarter	**$33.89**	**$25.51**	**$33.70**	**$0.600**
Second Quarter	**$33.40**	**$24.51**	**$29.95**	**$0.600**
Third Quarter	**$31.74**	**$27.97**	**$30.70**	**$0.600**
Fourth Quarter	**$32.87**	**$29.84**	**$31.78**	**$0.625**

2003	High	Low	Last Sale	Distributions Declared
First Quarter	$16.83	$15.46	$16.73	$0.450
Second Quarter	$20.00	$16.50	$19.58	$0.500
Third Quarter	$23.24	$19.00	$22.99	$0.500
Fourth Quarter	$27.24	$22.64	$27.10	$0.500

We intend to continue to declare quarterly distributions on our common stock. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our earnings, financial condition, capital requirements and such other factors as our board of directors deems relevant.

On March 8, 2005, the closing sale price for our common stock, as reported on the NYSE, was $30.73. As of March 8, 2005, there were approximately 77 record holders of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

corporate information

BOARD OF DIRECTORS

Wesley R. Edens
Principal
Fortress Investment Group LLC

David J. Grain
President
Global Signal Inc.

Stuart A. McFarland[1]
Managing Partner
FCCA

David K. McKown[1]
Senior Advisor
Eaton Vance Management

Peter M. Miller[1]
Managing Director
Dresdner Kleinwort Wasserstein Securities LLC

[1]Member of Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee

CORPORATE OFFICERS

Wesley R. Edens
Chairman and Chief Executive Officer

Kenneth M. Riis
President

Jonathan Ashley
Chief Operating Officer

Lilly H. Donohue
Managing Director and Assistant Secretary

Debra A. Hess
Chief Financial Officer

Randal A. Nardone
Secretary

Erik P. Nygaard
Chief Information Officer

CORPORATE HEADQUARTERS

Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
(212) 798-6100

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Independent Auditors
Ernst & Young LLP
Five Times Square
New York, NY 10036-6522

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Exchange Listing
Newcastle Investment Corp.'s common stock is listed on the New York Stock Exchange (symbol: NCT)

Annual Meeting of Stockholders
May 17, 2005, 10:30 a.m. EST
The Four Seasons Hotel
Metropolitan Suite
57 East 57th Street
New York, NY 10022

Investor Information Services
Lilly H. Donohue
Director, Investor Relations
Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
Tel: (212) 798-6118
Fax: (212) 798-6133
e-mail: ldonohue@fortressinv.com

Newcastle Investment Corp. web site
http://www.newcastleinv.com

Newcastle Investment Corp. submitted a timely CEO certification to the New York Stock Exchange (NYSE) in 2004 pursuant to NYSE Listed Company Manual Section 303A.12(a) stating that its CEO was not aware of any violations of the NYSE corporate governance listing standards.

Newcastle Investment Corp. filed timely CEO and CFO certifications with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Newcastle's annual report on Form 10-K for the year ended December 31, 2004. These certifications were filed as exhibits 31.1 and 31.2 to such Form 10-K.

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate and bond markets specifically, changes in the financing markets we access that affect our ability to finance our real estate securities portfolios in general or particular real estate related assets, changes in interest rates and/or credit spreads and the success of our hedging strategy in relation to such changes, the availability and cost of capital for future investments, the rate at which we can invest our cash in suitable investments and legislative/regulatory changes (including in respect of rules applicable to REITs).

April, 2005

NEWCASTLE INVESTMENT CORP.

www.newcastleinv.com